Form 10-K, Exhibit 13
period 1996-12-31
UNITED BANKSHARES INC/WV
filed 1997-03-31
CIK 729986

                    UNITED BANKSHARES, INC. AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                  (Dollars in thousands except per share data)

                                                         Five Year Summary
                                  ---------------------------------------------------------------
                                     1996         1995         1994         1993         1992
                                  -----------  -----------  -----------  -----------  -----------
Summary of Operations:
Total interest income             $  172,358   $  165,815   $  147,637   $  140,624   $  136,429
Total interest expense                73,185       70,167       55,672       55,037       60,819
Net interest income                   99,173       95,648       91,965       85,587       75,610
Provision for loan losses              2,610        2,320        2,202        4,830        4,808
Other income                          14,189       14,752       12,238       14,300       11,889
Other expense                         63,549       57,481       55,908       56,107       52,626
Income taxes                          16,691       17,782       15,709       12,482        9,280
Income before cumulative
  effect of accounting change         30,512       32,817       30,384       26,468       20,785
Net income                            30,512       32,817       30,384       27,797       20,785
Cash dividends(1)                     17,847       13,817       12,604       10,918        7,914

Per common share:
  Income before cumulative
   effect of accounting change    $     2.00   $     2.18   $     2.01   $     1.75   $     1.51
  Net income                            2.00         2.18         2.01         1.84         1.51
  Cash dividends(1)                     1.24         1.17         1.06         0.95         0.85
  Book value per share                 17.13        16.45        15.09        14.21        13.22

Selected Ratios:
Return on average
  shareholders' equity                 11.98%       13.86%       13.67%       13.41%       11.80%
Return on average assets                1.35%        1.52%        1.44%        1.39%        1.18%
Dividend payout ratio (1)              58.49%       49.21%       50.61%       50.30%       49.80%

Selected Balance Sheet Data:
Average assets                    $2,263,428   $2,162,760   $2,107,476   $2,006,875   $1,762,981
Investment securities                332,331      321,019      372,069      439,699      402,652
Total loans                        1,847,604    1,732,986    1,652,275    1,462,574    1,363,583
Total assets                       2,326,877    2,210,230    2,170,340    2,035,452    1,968,276
Total deposits                     1,827,554    1,774,599    1,714,190    1,699,131    1,649,713
Long-term borrowings                  25,621       34,497       84,374       32,564       28,691
Total borrowings
  and other liabilities              240,809      186,397      230,516      122,274      120,272
Shareholders' equity                 258,514      249,234      225,634      214,047      198,291

(1) Cash dividends are the amounts declared by United and do not include cash dividends of acquired subsidiaries prior to the dates of consummation.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents the significant changes in financial condition and the results of operations of United and its subsidiaries for the periods indicated below. This discussion and the consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries, and reflect the merger of Eagle Bancorp, Inc. (Eagle) on April 12, 1996, under the pooling of interests method of accounting. Accordingly, all prior period financial statements have been restated to include Eagle. United exchanged 1.15 shares of its common stock for each of the 2,729,377 common shares of Eagle or 3,138,704 shares. This discussion and analysis should be read in conjunction with the audited financial statements and accompanying notes thereto, which are included elsewhere in this document. All references to United in this discussion and analysis are considered to refer to United and its wholly-owned subsidiaries, unless otherwise indicated.

1996 COMPARED TO 1995

The following Earnings Summary is a broad overview of the financial condition and results of operations and is not intended to replace the more detailed discussion which is presented under the specific headings below.

EARNINGS SUMMARY

For the year ended December 31, 1996, net income decreased 7.0% to $30,512,000. Net income per share of $2.00 for the year decreased 8.3% from $2.18 in 1995. Dividends per share increased 6.0% from $1.17 in 1995 to a record level of $1.24 per share in 1996. This was the twenty-third consecutive year of dividend increases to shareholders.

During 1996, United recorded approximately $6,845,000 of merger-related one-time special charges associated with the Eagle merger. The merger-related and one-time charges that reduced United's 1996 earnings in the first, second and third quarters, were planned forward-looking moves to give United a broader and stronger foundation for the future. These charges included, among other items, severance pay and benefits for displaced Eagle officers and employees, costs to consolidate duplicate facilities, employee training, new product promotions, computer conversions and additional deposit insurance as a result of the Savings Association Insurance Fund ("SAIF") recapitalization legislation.

Despite these significant one-time expenses, United's return on average assets of 1.35% compared very favorably with regional and national peer grouping information provided by Wheat, First Securities, Inc. of 1.19% and 1.18%. United's return on average shareholders' equity of 11.98%, as compared with regional and national peer group information of 15.56% and 15.14%, is indicative of United's very strong capital levels. United, one of the nation's most profitable regional banking companies, has a strong capital position, and is well positioned to take advantage of future growth opportunities.

The following discussion explains in more detail the results of operations and changes in financial condition by major category.

Net Interest Income

Net interest income represents the primary component of United's earnings. It is the difference between interest and fee income related to earning assets and interest expense incurred to fund these earning assets. Net interest income is impacted by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as changes in market interest rates. Such changes, and their impact on net interest income in 1996, are summarized below.

For the years ended December 31, 1996 and 1995, net interest income approximated $99,173,000 and $95,648,000, respectively. On a tax-equivalent basis the net interest margin was strong at 4.85% in 1996 and 4.90% in 1995.

Total interest income of $172,358,000 increased 4.0% in 1996 over 1995 as a result of higher volumes of interest-earning assets. Higher average loan volumes of approximately $113 million, resulting primarily from an acquisition, contributed to the increase. From December 31, 1995 to December 31, 1996, United experienced a moderate increase in consumer loans of 1.1%, while commercial loans and mortgage loans showed increases of 13.7% and 6.4%, respectively.

Total interest expense increased $3,018,000 or 4.3% in 1996. This increase was attributed primarily to United's competitive pricing of interest-bearing deposits in its markets and continued change in the retail deposit mix as customers shifted funds into products offering higher yields. United's average interest-bearing deposits increased by $25,761,000 or 1.7% in 1996, while its average FHLB advances increased $29,604,000 or 42.6% and average short-term borrowings increased $3,999,000 or 4.8%. United made greater use of FHLB advances as the cost of those advances declined from 5.93% in 1995 to 5.54% in 1996. United utilized FHLB advances during 1996 to fund the growth in the mortgage loan portfolio. The average cost of funds, which increased from 4.22% in 1995 to 4.25% in 1996, reflected the general upward trend in market interest rates during 1996.

Provision for Loan Losses

United evaluates the adequacy of the allowance for loan losses on a quarterly basis and its loan administration policies are focused upon the risk characteristics of the loan portfolio. United's process of evaluating the allowance is a formal company-wide process that focuses on early identification of potential problem credits and procedural discipline in managing and accounting for those credits. See Note D to the Consolidated Financial Statements for a discussion of concentrations of credit risk.

Nonperforming loans were $10,192,000 at December 31, 1996 and $10,990,000 at December 31, 1995, a decrease of 7.3%. The level of nonperforming assets decreased as a result of the charge-off of certain large balance commercial credits. The components of nonperforming loans include nonaccrual loans and loans that are contractually past due 90 days or more as to interest or principal, but have not been placed on nonaccrual. Loans past due 90 days or more increased $1,139,000 or 24.3% during 1996; nonaccrual loans decreased $1,937,000 or 30.8% since year-end 1995. Nonperforming loans represented 0.44% of total assets at the end of 1996, as compared to 0.52% for United's national peer group.

At year-end 1996 and 1995 the allowance for loan losses was 1.21% and 1.30% of total loans, net of unearned income. At December 31, 1996 and 1995, the ratio of the allowance for loan losses to nonperforming loans was 218.6% and 205.1%, respectively.

Management believes that the allowance for loan losses of $22,283,000 at December 31, 1996, is adequate to provide for potential losses on existing loans based on information currently available.

For the years ended December 31, 1996 and 1995 the provision for loan losses was $2,610,000 and $2,320,000, respectively. The increase in the provision for 1996 when compared to 1995 was to conform the allowance for loan losses on Eagle's loan portfolio with United's loan valuation policies and in response to growth in the portfolio. The provision for loan losses charged to operations is based on management's evaluation of individual credits, past loan loss experience, and other factors which, in management's judgment, deserve recognition in estimating possible loan losses. Such other factors considered by management include growth and composition of the loan portfolio, known deterioration in certain classes of loans or collateral, trends in delinquencies and current economic conditions.

Total net charge-offs were $2,872,000 in 1996 and $3,096,000 in 1995, which represents 0.16% and 0.18% of average loans for the respective years. United's ratio of net charge-offs to average loans was better than its peer group's ratio of 0.23% in 1996 and was comparable to its peer group's ratio of 0.19% in 1995.

Management is not aware of any potential problem loans, trends or uncertainties which it reasonably expects will materially impact future operating results, liquidity, or capital resources which have not been disclosed. Additionally, management has disclosed all known material credits which cause management to have serious doubts as to the ability of such borrowers to comply with the loan repayment schedules.

At December 31, 1996, impaired loans were $10,317,000, an increase of $1,525,000 or 17.4% from the $8,792,000 in impaired loans at December 31, 1995. For further details, see Note D to the Consolidated Financial Statements.

Other Income

Noninterest income has been and will continue to be an important factor for improving United's profitability. Accordingly, management continues to evaluate areas where noninterest income can be enhanced. Noninterest income decreased $563,000 or 3.8% for 1996 when compared to 1995. Other income consists of all revenues which are not included in interest and fee income related to earning assets. The decrease in noninterest income for 1996 was primarily the result of the approximate $2,000,000 loss on loans sold in United's newly formed mortgage banking subsidiary. These sales were necessary to strategically align the mortgage banking operations with United's interest rate risk position.
Excluding gains and losses on sales of securities and mortgage banking activities, noninterest income increased $978,000 or 7.1% in 1996 primarily as a result of increased service charges and fees from customer accounts.

Trust income increased $275,000 or 9.5% in 1996 due to repricing of services and an increased volume of trust business.

Service charges, commissions and fees increased by $1,396,000 or 14.1% in 1996. The increase was primarily attributable to conforming the former Eagle offices' service charge and fee structures to United's and increased return check charges and bankcard fees. This income includes charges and fees related to various banking services provided by United. The increase was primarily due to a combination of increased fees in bankcard accounts and an increased fee structure for sales of checking related products.

Securities transactions resulted in a net loss of $98,000 in 1996. The proceeds from these sales of approximately $17 million were reinvested in similar securities yielding a higher rate of return. There were no securities sales in 1995. The $872,000 of net securities losses realized in 1994 related primarily to available for sale debt securities losses of approximately $1,024,000. For further details, see Notes C and L to the Consolidated Financial Statements.

On November 15, 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provision of that Special Report, United chose to reclassify securities with an amortized cost of $103,595,000 from held to maturity to available for sale. At the date of the transfer, the $242,000 unrealized gain on those securities was included in shareholders' equity, net of related income taxes. This enabled United to take advantage of certain interest rate risk management strategies.

Other Expense

Just as management continues to evaluate areas where noninterest income can be enhanced, it strives to improve the efficiency of its operations and thus reduce operating costs. United's cost control efforts have been very successful resulting in an efficiency ratio of 52.6%, which is well below the 57.9% reported by United's national peer group banks. United's ratio was higher in 1996 as a result of the merger and related expenses.

Other expense includes all items of expense other than interest expense, the provision for loan losses and income tax expense. In total, other expense increased $6,068,000 or 10.6%. The increase was primarily due to the one-time and merger-related charges recorded in the first and second quarters and the additional third quarter deposit insurance expense as a result of the SAIF recapitalization legislation.

Salaries and employee benefits expense increased $2,887,000 or 11.2% in 1996. Nearly all of the increase for 1996 was attributable to severance and benefit pay of displaced Eagle executive officers, employment contracts and employees at locations where United consolidated certain branches. As of December 31, 1996 and 1995, United employed 893 and 946 full-time equivalent employees, respectively.

Net occupancy expense in 1996 exceeded 1995 levels by $319,000 or 5.5% primarily due to decreased rental income and an increase in real property repairs and utilities expense. The overall changes in net occupancy expense for 1996 were insignificant with no material increase or decrease in any one expense category.

Remaining other expense increased $2,862,000 or 11.1% in 1996 compared to 1995. The increase in other expense for 1996 related primarily to the additional deposit insurance expense as a result of the SAIF recapitalization legislation, higher insurance expense, advertising, consulting and legal expense, losses on sales and write-downs of assets, EDP fees, office supplies, and goodwill amortization. Included in these increased costs was $1,483,000 of one-time charges which related to reengineering costs incurred to improve efficiency, productivity and strengthen United's competitiveness. Additionally, the added expenses of a purchase accounting acquisition included in 1996, but not in the first ten months of 1995, have contributed to the overall increase in noninterest expense.

Income Taxes

For the year ended December 31, 1996, income taxes approximated $16,691,000 compared to $17,782,000 for 1995. The decrease of $1,091,000 or 6.7% for 1996 when compared to 1995 was primarily the result of decreased pretax income. United's effective tax rates were approximately 35% for 1996 and 1995.

At December 31, 1996, gross deferred tax assets totaled approximately $13.6 million. The allowance for loan losses and various accrued liabilities represent the most significant temporary differences.

Quarterly Results

The first, second, and third quarters of 1996 contained significant reengineering and merger-related and one-time special charges associated with the Eagle merger. These charges included, among other items, severance pay and benefits for retiring and displaced Eagle officers and employees, investment banker fees, costs to consolidate duplicate facilities, employee training, new product promotions and computer conversions.

In the second quarter of 1996, United recorded additional income tax expense of $3,086,000 due to the recapture of Eagle's bad debt expense into taxable income. However, as a result of legislation enacted during the third quarter of 1996, United was relieved of the $3,086,000 of additional income tax expense that was recorded in the second quarter.

Net income for the fourth quarter of 1996 was $9,936,000, an increase of 32.4% from the $7,503,000 earned in the fourth quarter of 1995. On a per share basis, fourth quarter earnings were $0.65 per share in 1996 and $.50 per share in 1995. Fourth quarter net income was higher in 1996 than in 1995 because of a return to more normal levels of core income and expenses.

Additional quarterly financial data for 1996 and 1995 may be found in Note O to the Consolidated Financial Statements.

The Effect of Inflation

United's income statements generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are impacted by inflation, the resulting changes in the interest sensitive assets and liabilities are included in net interest income. Similarly, operating expenses such as salaries, rents and maintenance include changing prices resulting from inflation. One item that would not reflect inflationary changes is depreciation expense. Subsequent to the acquisition of depreciable assets, inflation causes price levels to rise; therefore, historically presented dollar values do not reflect this inflationary condition. With inflation levels at relatively low levels and monetary and fiscal policies being implemented to keep the inflation rate increases within an acceptable range, management expects the impact of inflation would continue to be minimal in the near future.

Interest Rate Sensitivity

Interest sensitive assets and liabilities are defined as those assets or liabilities that mature or are repriced within a designated time-frame. The principal function of interest rate risk management is to maintain an appropriate relationship between those assets and liabilities that are sensitive to changing market interest rates. United closely monitors the sensitivity of its assets and liabilities on an on-going basis and projects the effect of various interest rate changes on its net interest margin.

The difference between rate sensitive assets and rate sensitive liabilities for specified periods of time is known as the "GAP."

At United, interest rate risk is managed to minimize the impact of fluctuating interest rates on earnings. As shown in the interest rate sensitivity gap table in this section, United was liability sensitive (excess of liabilities over assets) in the one year horizon. On the surface, this would indicate that rising market interest rates would reduce United's earnings and declining market interest rates would increase earnings. United, however, has not experienced the kind of earnings volatility indicated from the cumulative gap. This is because a significant portion of United's retail deposit base does not reprice on a contractual basis. Management has estimated, based upon historical analyses, that savings deposits are less sensitive to interest rate changes than are other forms of deposits. The GAP table presented herein has been adapted to show the estimated differences in interest rate sensitivity which result when the retail deposit base is assumed to reprice in a manner consistent with historical trends. (See "Management Adjustments" in the GAP table). Using these estimates, United was asset sensitive in the one year horizon in the amount of $2,631,000 or 0.12% of the cumulative gap to related earning assets.

The primary method of measuring the sensitivity of earnings to changing market interest rates is to simulate expected cash flows using varying assumed interest rates while also adjusting the timing and magnitude of non-contractual deposit repricing to more accurately reflect anticipated pricing behavior. These simulations include adjustments for the lag in prime loan repricing and the spread and volume elasticity of interest-bearing deposit accounts, regular savings and money market deposit accounts. To aid in interest rate management, United's lead bank, UNB, is a member of the Federal Home Loan Bank of Pittsburgh
(FHLB). The use of FHLB advances provides United with a low risk means of matching maturities of earning assets and interest-bearing funds to achieve a desired interest rate spread over the life of the earning assets.

    The following table shows the interest rate sensitivity GAP as of December 31, 1996:


Interest Rate Sensitivity Gap
                                             Days
                               -------------------------------------     Total        1 - 5         Over 5
                                   0 - 90     91 - 180     181 - 365    One Year      Years          Years       Total
                               ----------    ---------    ----------    ----------    ---------    ---------   ----------
                                                               (Dollars in Thousands)

ASSETS
Interest-Earning Assets:
 Federal funds sold and
   securities purchased
   under agreements to
   resell and other short-
   term investments            $    3,192                               $    3,192                             $    3,192
  Investment and marketable
    equity securities:
     Taxable                       24,534    $   2,982    $    5,538        33,054    $ 131,633     $131,507      296,194
     Tax-exempt                     1,125        1,806         2,205         5,136       15,601       15,400       36,137
  Loans, net of unearned
    income                        547,797      146,635       259,278       953,710      508,750      385,145    1,847,605
                               ----------    ---------    ----------    ----------    ---------     --------   ----------
Total Interest-Earning
  Assets                       $  576,648    $ 151,423    $  267,021    $  995,092    $ 655,984     $532,052   $2,183,128
                               ==========    =========    ==========    ==========    =========     ========   ==========
LIABILITIES
Interest-Bearing Funds:
  Savings and NOW
   accounts                    $  714,307                               $  714,307                             $  714,307
  Time deposits of
   $100,000 & over                 41,124    $  30,412    $   32,333       103,869    $  33,826     $    741      138,436
  Other time deposits             193,196      143,764       175,560       512,520      182,508       18,735      713,763
  Federal funds purchased,
   repurchase agreements
   and other short-term
   borrowing                       75,582                                   75,582                                 75,582
  FHLB advances                   104,011           15        25,031       129,057          228        3,346      132,631
                               ----------    ---------    ----------    ----------    ---------     --------   ----------
Total Interest-Bearing
  Funds                        $1,128,220    $ 174,191    $  232,924    $1,535,335    $ 216,562     $ 22,822   $1,774,719
                               ==========    =========    ==========    ==========    =========     ========   ==========
Interest Sensitivity Gap       $ (551,572)   $ (22,768)   $   34,097    $ (540,243)   $ 439,422     $509,230   $  408,409
                               ==========    =========    ==========    ==========    =========     ========   ==========
Cumulative Gap                 $ (551,572)   $(574,340)   $ (540,243)   $ (540,243)   $(100,821)    $408,409   $  408,409
                               ==========    =========    ==========    ==========    =========     ========   ==========
Cumulative Gap as
  a Percentage of Total
  Earning Assets                   (25.27%)     (26.31%)      (24.75%)      (24.75%)      (4.62%)      18.71%       18.71%

Management
  Adjustments                  $  678,592    $ (45,262)   $  (90,456)   $  542,874    $(542,874)               $        0
Off-Balance
  Sheet Activities                (50,000)      50,000                           0                                      0
                               ----------    ---------    ----------    ----------    ---------     --------   ----------
Cumulative Management
  Adjusted Gap and Off-
  Balance Sheet Activities     $   77,020    $  58,990    $    2,631    $    2,631    $(100,821)    $408,409   $  408,409
                               ==========    =========    ==========    ==========    =========     ========   ==========

Cumulative Management
  Adjusted Gap and Off-
  Balance Sheet Activities
 as a Percentage of Total
  Earning Assets                     3.53%        2.70%         0.12%         0.12%      (4.62%)       18.71%       18.71%
                               ==========    =========    ==========    ==========    =========     ========   ==========

Additionally, United is using certain off-balance-sheet instruments known as interest rate swaps, to further aid in interest rate risk management.

For further details, see Note J to the Consolidated Financial Statements.

Liquidity and Capital Resources

In the opinion of management, United maintains liquidity which is sufficient to satisfy its depositors' requirements and the credit needs of its customers.
Like all banks, United depends upon its ability to renew maturing deposits and other liabilities on a daily basis and to acquire new funds in a variety of markets. A significant source of funds available to United is "core deposits". Core deposits include certain demand deposits, statement and special savings and NOW accounts. These deposits are relatively stable and they are the lowest cost source of funds available to United. Short-term borrowings have also been a significant source of funds. These include federal funds purchased and securities sold under agreements to repurchase as well as advances from the FHLB. Repurchase agreements represent funds that are generally obtained as the result of a competitive bidding process.

Liquid assets are cash and those items readily convertible to cash. All banks must maintain sufficient balances of cash and near-cash items to meet the day-to-day demands of customers. Other than cash and due from banks, the available for sale securities portfolio and maturing loans are the primary sources of liquidity.

The goal of liquidity management is to ensure the ability to access funding which enables United to efficiently satisfy the cash flow requirements of depositors and borrowers and meet United's cash needs. Liquidity is managed by monitoring funds availability from a number of primary sources. Substantial funding is available from cash and cash equivalents, unused short-term borrowings and a geographically dispersed network of subsidiary banks providing access to a diversified and substantial retail deposit market.

Short-term needs can be met through a wide array of sources such as correspondent and downstream correspondent federal funds and utilization of FHLB advances.

Other sources of liquidity available to United to provide long-term as well as short-term funding alternatives, in addition to FHLB advances, are long-term certificates of deposit, lines of credit, and borrowings secured by bank premises or stock of United's subsidiaries. United has no intention at this time of utilizing any long-term funding sources other than FHLB advances and long-term certificates of deposit.

Cash flows from operations in 1996 of $66,449,000 were 60.5% higher than the $41,404,000 in 1995 as a result of an increase of approximately $23,067,000 of excess proceeds from the sale of loans over loans originated for sale. In 1996, investing activities resulted in a use of cash of $160,168,000 as compared to 1995 in which investing activities resulted in a source of cash of $18,885,000. The primary reason for the increase in the use of cash for investing activities is that the net difference of security purchases over proceeds from sales, maturities and calls of securities increased from a net source of $63,589,000 in 1995 to a net use of $11,702,000 in 1996 or a decrease of $75,291,000. Additionally, net loan originations increased by $56,345,000 in 1996 as compared to 1995. Financing activities resulted in a source of cash in 1996 of $84,262,000 primarily due to a $57,134,000 increase in net borrowings from the FHLB of Pittsburgh and a $53,184,000 increase in deposits. These sources of cash for financing activities were partially offset by payment of $16,541,000 of cash dividends to shareholders and a net decrease of $6,585,000 in other short-term borrowings. See the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.

United has signed a definitive agreement to acquire all of the outstanding common stock of First Patriot Bankshares Corporation for $17.00 per share or approximately $39 million in cash. United has not yet finalized the sources of funding for this acquisition; however, it could involve a combination of funds currently available, short-term borrowings, and long-term borrowings. United believes it has adequate sources of funding available to complete this acquisition. See Note B, Notes to Consolidated Financial Statements.

United anticipates no problems in its ability to service its obligations over the next 12 months. There are no known trends, demands, commitments, or events that will result in or that are reasonably likely to result in United's liquidity increasing or decreasing in any material way. United also has significant lines of credit available to it. See Note G, Notes to Consolidated Financial Statements.

Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on liquidity, capital resources or operations.

The asset and liability committee monitors liquidity to ascertain that a strong liquidity position is maintained. In addition, variable rate loans are a priority. These policies should help to protect net interest income against fluctuations in interest rates.

United also seeks to maintain a proper relationship between capital and total assets to support growth and sustain earnings. United's average equity to average asset ratio was 11.25% in 1996 and 10.94% in 1995. United's risk-based capital ratio was 16.54% in 1996 and 16.80% in 1995 which are both significantly higher than the minimum regulatory requirements. United's Tier 1 capital and leverage ratios of 15.29% and 10.84%, respectively, at December 31, 1996, are also strong relative to its peers and are well above regulatory minimums. See Note M, Notes to Consolidated Financial Statements.

Commitments

The following table indicates the outstanding loan commitments of United in the categories stated:

                                                                             December 31
                                                                                1996
                                                                            ------------
   Lines of credit authorized, but unused                                   $340,338,000
   Letters of Credit                                                          22,081,000
                                                                            ------------
                                                                            $362,419,000
                                                                            ============

Past experience has shown that, of the foregoing commitments, approximately 12-15% can reasonably be expected to be funded within a one year period. For more information, see Note J to the Consolidated Financial Statements.

1995 COMPARED TO 1994

The following Earnings Summary is a broad overview of the financial condition and results of operations and is not intended to replace the more detailed discussion that is presented under the specific headings below. This discussion includes the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries, and reflects the merger of Eagle Bancorp, Inc. (Eagle) on April 12, 1996, under the pooling of interests method of accounting. Accordingly, all information presented includes Eagle.

EARNINGS SUMMARY

For the year ended December 31, 1995, net income increased 8.0% to a record $32,817,000. Net income per share of $2.18 for the year was up 8.5% from $2.01 in 1994. United's return on average assets was 1.52%. Dividends per share increased 10.4% from $1.06 in 1994 to a record level of $1.17 per share in 1995. Core earnings, or earnings before taxes, loan sales, security transactions, and the provision for loan losses, were strong and increased 5.8% for 1995 compared to 1994. These strong core earnings are indicative of the 4.0% increase in net interest income driven by an increase in average net earning assets with significant growth of 7.5% in average net loans.

Factors that contributed to the 1995 earnings increase included an improved net interest margin, partially resulting from a $56,050,000 increase in average earning assets from 1994 and an overall increase in noninterest income which included fewer losses on the sale of securities and higher gains on the sales of loans. The favorable impact of the above items was partly offset by increased personnel and occupancy expenses and increased income taxes as a result of the higher level of pre-tax earnings.

United's key performance measures, return on average assets and return on average equity, improved from 1994 and remained very strong in comparison to industry standards. United's return on average assets of 1.52% and return on average shareholders' equity of 13.86% both compared very favorably with regional peer group ratios of 1.17% and 12.56% and national peer group ratios of 1.21% and 13.47%, respectively, according to information provided by Wheat, First Securities, Inc.

The following discussion explains in more detail the results of operations and changes in financial condition by major category.

Net Interest Income

For the years ended December 31, 1995 and 1994, net interest income approximated $95,648,000 and $91,965,000, respectively. On a tax-equivalent basis the net interest margin was strong at 4.90% in 1995 and 4.85% in 1994. Higher average loan volumes of approximately $117 million resulting primarily from an acquisition and higher consumer demand for mortgage loans contributed to the increase in net interest income. At 4.90%, United's net interest margin was well above peer group averages.

Total interest income of $165,815,000 increased 12.3% in 1995 over 1994 as a result of higher volumes of interest-earning assets. Comparing year-end 1995 to year-end 1994, a moderate decrease occurred in consumer loans of 3.0% while commercial loans and mortgage loans showed increases of 3.1% and 6.7%, respectively.

Total interest expense increased $14,495,000 or 26.0% in 1995. This increase can be attributed primarily to United's competitive pricing of interest-bearing deposits in its markets and continued change in the retail deposit mix as customers shift funds into products offering higher yields. United's average interest-bearing deposits increased by 3.1% in 1995, while its average long-term borrowings decreased 11.6% and average short-term borrowings increased 5.5%. United made greater use of short-term funds as the Federal Reserve held short-term rates steady at approximately 6.0% for nearly half of 1995. The average cost of funds, which increased from 3.43% in 1994 to 4.22% in 1995, reflected the general upward trend in market interest rates during 1995.

Provision for Loan Losses

United evaluated the adequacy of the allowance for loan losses on a quarterly basis and its loan administration policies are focused upon the risk characteristics of the loan portfolio.

Nonperforming loans were $10,990,000 at December 31, 1995 and $7,570,000 at December 31, 1994, an increase of 45.2%. The level of nonperforming assets increased as a result of delinquencies on certain large balance commercial credits and nonperforming assets acquired in an acquisition. Loans past due 90 days or more increased $1,841,000 or 64.6% during 1995; nonaccrual loans increased $1,579,000 or 33.5% since year-end 1994. Much of the increase in nonaccrual loans was the result of the addition of a single large commercial loan to nonaccrual status. United is currently negotiating workout terms with the borrowers and will closely monitor the ongoing status. Nonperforming loans represented

0.50% of total assets at the end of 1995, which is approximately one-half of the national peer group level.

At year-end 1995 and 1994 the allowance for loan losses was 1.30% and 1.35% of total loans, net of unearned income, respectively. At December 31, 1995 and 1994, the ratio of the allowance for loan losses to nonperforming loans was 205.1% and 294.6%, respectively.

For the years ended December 31, 1995 and 1994 the provision for loan losses was $2,320,000 and $2,202,000, respectively. The slight increase can be attributed to the higher net charge-offs and the increase in nonperforming loans during 1995.

Total net charge-offs were $3,096,000 in 1995 and $873,000 in 1994, which represents 0.18% and 0.06% of average loans, net of unearned income, for the respective years. United's ratio of net charge-offs to average loans, net of unearned income, is comparable to its peers' ratio of 0.19% in 1995 and compared very favorably with its peers group's ratio of 0.22% in 1994.

Effective January 1, 1995, United adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan,"(SFAS No.
114), as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," collectively SFAS No. 114. As a result of applying the rules prescribed by SFAS No. 114, certain loans are being reported at the present value of their expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. At the time of adoption of SFAS No. 114, United had approximately $8,000,000 of loans which were considered impaired in accordance with the guidelines prescribed by SFAS No. 114. The adoption of SFAS No. 114 did not have a material impact on the allowance for loan losses, the provision for loan losses, the charge-off policy or the comparability of credit risk.

Consistent with United's existing method of income recognition for loans, interest receipts on impaired loans, except those classified also as nonaccrual, are recognized as interest income using the accrual method of income recognition. United's method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash method of income recognition or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $9,545,000. For the year ended December 31, 1995, United recognized interest income on those impaired loans of approximately $412,000, substantially all of which was recognized using the accrual method of income recognition. The amount of interest income which would have been recorded under the original terms for the above loans was $633,000.

At December 31, 1995, the recorded investment in loans that were considered to be impaired was $8,792,000 (of which $4,934,000 were on a nonaccrual basis). Included in this amount was $4,793,000 of impaired loans for which the related allowance for credit losses was $1,918,000 and $3,999,000 of impaired loans that did not have an allowance for credit losses. The impact of adopting SFAS No. 114 was immaterial to the financial condition and operations of United as of and for the year ended December 31, 1995, and had no material impact on the comparability of the credit risk as presented herein.

Other Income

In 1995, other income, excluding securities transactions, increased when compared to 1994. The overall increase in noninterest income of $2,514,000 or 20.5% was primarily attributed to the absence of net losses on securities transactions incurred in 1994, a $642,000 increase in service charges, commissions and fees and an $891,000 increase in net gains from sales of loans.

Trust income increased $43,000 or 1.5% in 1995 due to repricing of services and an increased volume of trust business.

Service charges, commissions and fees increased by $642,000 or 6.9% in 1995. This income consisted of charges and fees related to various banking services provided by United. The increase was primarily due to a combination of increased fees in bankcard accounts and an increased fee structure for sales of checking related products.

Securities transactions resulted in a net loss of $872,000 in 1994. The proceeds from these sales were reinvested in similar securities yielding a higher rate of return. The net losses from the sales of the securities were fully recovered within the first eight months of 1995. There were no securities sales in 1995.

During 1995, gains on sales of loans increased $891,000 over the amount of gains reported in 1994 due to increased secondary market loan activity. Additionally, the adoption of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," (SFAS No. 122) at June 30, 1995, resulted in an increase in gains on the sales of loans sold of approximately $412,000, before tax, due to the recognition of servicing rights related to such loan sales.

The $872,000 of net securities losses for 1994 related primarily to available for sale debt securities losses.

Other Expense

Other expense includes all items of expense other than interest expense, the provision for loan losses, and income taxes. In total, other expense increased slightly in 1995, and management was successful in controlling costs. The income statement reflects a 2.8% increase in 1995 as compared to 1994.

Salaries and employee benefits expense increased $331,000 or 1.3% in 1995.

Net occupancy expense in 1995 exceeded 1994 levels by $263,000 or 4.8% primarily due to decreased rental income from vacancies and an increase in real property repairs and utilities expense.

Remaining other expense increased $979,000 or 3.9% in 1995 compared to 1994.
The increase in other expense for the year related primarily to higher advertising, postage, bankcard and nonrecurring legal expenses which included certain merger related expenses. The increase in other expense was partially offset by lower data processing fees and FDIC insurance expense as a result of the Federal Deposit Insurance Corporation's decision to lower deposit insurance premiums from $0.23 to $0.04 per $100 in Bank Insurance Fund (BIF) deposits for well capitalized and well managed banks. The premium change resulted in a refund of approximately $910,000 which was received in September 1995. The overall decrease in FDIC insurance premiums for 1995 when compared to 1994 was $1,475,000. United's two banking subsidiaries are assessed at the lowest FDIC insurance premium rate.

Income Taxes

For the year ended December 31, 1995, income taxes approximated $17,782,000 compared to $15,709,000 for 1994. This increase is principally the result of lower levels of tax-exempt income and higher levels of pretax income. United's effective tax rates for the years ended December 31, 1995 and 1994 were 35% and 34%, respectively.

                         REPORT OF ERNST & YOUNG LLP,
                             INDEPENDENT AUDITORS


  Board of Directors and Shareholders
  United Bankshares, Inc. and Subsidiaries

  We have audited the accompanying consolidated balance sheets of United Bankshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Bankshares, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP


  Charleston, West Virginia
  February 24, 1997

  CONSOLIDATED BALANCE SHEETS
  UNITED BANKSHARES, INC. AND SUBSIDIARIES

                                                                   December 31
                                                         --------------------------------
                                                              1996             1995
                                                         ---------------  ---------------
ASSETS
  Cash and due from banks                                $   86,328,000   $   85,864,000
  Interest-bearing deposits with other banks                    195,000       13,113,000
  Federal funds sold                                          2,997,000
                                                         ---------------  ---------------
   Total cash and cash equivalents                           89,520,000       98,977,000

  Securities available for sale at estimated
   fair value (amortized cost-$160,161,000
   at December 31, 1996 and $196,966,000 at
   December 31, 1995)                                       161,629,000      199,130,000
  Securities held to maturity (estimated fair
   value-$173,697,000 at December 31, 1996
   and $123,579,000 at December 31, 1995)                   170,702,000      121,889,000
  Loans                                                   1,852,770,000    1,737,954,000
   Less: Unearned income                                     (5,165,000)      (4,968,000)
                                                         --------------   --------------
   Loans net of unearned income                           1,847,605,000    1,732,986,000
   Less: Allowance for loan losses                          (22,283,000)     (22,545,000)
                                                         --------------   --------------
  Net loans                                               1,825,322,000    1,710,441,000
  Bank premises and equipment                                33,550,000       34,766,000
  Accrued interest receivable                                13,508,000       13,793,000
  Other assets                                               32,646,000       31,234,000
                                                         --------------   --------------

                              TOTAL ASSETS               $2,326,877,000   $2,210,230,000
                                                         ==============   ==============
LIABILITIES
  Domestic deposits:
   Noninterest-bearing                                   $  261,048,000   $  252,627,000
   Interest-bearing                                       1,566,506,000    1,521,972,000
                                                         --------------   --------------
           TOTAL DEPOSITS                                 1,827,554,000    1,774,599,000

  Borrowings:
   Federal funds purchased                                    4,491,000       26,378,000
   Securities sold under agreements
    to repurchase                                            71,091,000       55,789,000
   Federal Home Loan Bank borrowings                        132,631,000       75,497,000
  Accrued expenses and other liabilities                     32,596,000       28,733,000
                                                         --------------   --------------
                         TOTAL LIABILITIES                2,068,363,000    1,960,996,000

SHAREHOLDERS' EQUITY
  Common stock, $2.50 par value;
   Authorized-20,000,000 shares; issued-
   15,295,130 at December 31, 1996 and
   15,295,275 at December 31, 1995, including
   205,495 and 140,520 shares in treasury at
   December 31, 1996 and 1995, respectively                  38,238,000       38,238,000
  Surplus                                                    41,438,000       41,861,000
  Retained earnings                                         183,539,000      171,256,000
  Net unrealized holding gain on securities available
   for sale, net of deferred income taxes                       954,000        1,409,000
  Treasury stock, at cost                                    (5,655,000)      (3,530,000)
                                                         --------------   --------------
                TOTAL SHAREHOLDERS' EQUITY                  258,514,000      249,234,000
                                                         --------------   --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $2,326,877,000   $2,210,230,000
                                                         ==============   ==============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
UNITED BANKSHARES, INC. AND SUBSIDIARIES

                                                                 Year Ended December 31
                                                          -----------------------------------------
                                                              1996           1995          1994
                                                          -------------  ------------  ------------
INTEREST INCOME
 Interest and fees on loans                               $151,404,000   $143,228,000  $124,008,000
 Interest on federal funds sold and other
   short-term investments                                      157,000      1,107,000       703,000
 Interest and dividends on securities:
   Taxable                                                  18,455,000     18,516,000    19,397,000
   Exempt from federal taxes                                 2,342,000      2,964,000     3,529,000
                                                          ------------   ------------  ------------
      TOTAL INTEREST INCOME                                172,358,000    165,815,000   147,637,000
                                                          ------------   ------------  ------------
INTEREST EXPENSE
 Interest on deposits                                       63,917,000     62,231,000    49,136,000
 Interest on short-term borrowings                           3,770,000      3,809,000     2,571,000
 Interest on Federal Home Loan Bank advances                 5,498,000      4,127,000     3,965,000
                                                          ------------   ------------  ------------
     TOTAL INTEREST EXPENSE                                 73,185,000     70,167,000    55,672,000
                                                          ------------   ------------  ------------
        NET INTEREST INCOME                                 99,173,000     95,648,000    91,965,000
PROVISION FOR LOAN LOSSES                                    2,610,000      2,320,000     2,202,000
                                                          ------------   ------------  ------------
  NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                         96,563,000     93,328,000    89,763,000
                                                          ------------   ------------  ------------
OTHER INCOME
 Trust department income                                     3,186,000      2,911,000     2,868,000
 Service charges, commissions, and fees                     11,298,000      9,902,000     9,260,000
 Other (loss) income                                          (295,000)     1,939,000       110,000
                                                          ------------   ------------  ------------
    TOTAL OTHER INCOME                                      14,189,000     14,752,000    12,238,000
                                                          ------------   ------------  ------------
OTHER EXPENSE
 Salaries and employee benefits                             28,743,000     25,856,000    25,525,000
 Net occupancy expense                                       6,071,000      5,752,000     5,489,000
 Other expense                                              28,735,000     25,873,000    24,894,000
                                                          ------------   ------------  ------------
       TOTAL OTHER EXPENSE                                  63,549,000     57,481,000    55,908,000
                                                          ------------   ------------  ------------
INCOME BEFORE INCOME TAXES                                  47,203,000     50,599,000    46,093,000

INCOME TAXES                                                16,691,000     17,782,000    15,709,000
                                                          ------------   ------------  ------------

         NET INCOME                                       $ 30,512,000   $ 32,817,000  $ 30,384,000
                                                          ============   ============  ============

Earnings per common share                                        $2.00          $2.18         $2.01
                                                          ============   ============  ============

Dividends per share                                              $1.24          $1.17         $1.06
                                                          ============   ============  ============

Average outstanding shares                                  15,253,356     15,067,286    15,131,766
                                                          ============   ============  ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

UNITED BANKSHARES, INC. AND SUBSIDIARIES


                                                                                       Net Unrealized
                                                                                          Holding
                                         Common Stock                                   (Loss) Gain
                                   ------------------------                             on Securities                   Total
                                                    Par                     Retained      Available      Treasury    Shareholders'
                                     Shares        Value       Surplus      Earnings      for Sale        Stock          Equity
                                   -----------  -----------  -----------  ------------  -------------  ------------  --------------
Balance at January 1,1994          15,093,202   $37,733,000  $37,011,000  $139,853,000                  ($550,000)    $214,047,000

Net income                                                                  30,384,000                                  30,384,000
Cash dividends ($1.06 per share)                                           (12,604,000)                                (12,604,000)
Net change in unrealized holding
 loss on securities available
   for sale                                                                              ($1,926,000)                   (1,926,000)
Fractional shares adjustment              (45)
Change in method of accounting
  for securities                                                                           1,462,000                     1,462,000
Purchase of treasury stock (144,000 shares)                                                             (3,536,000)     (3,536,000)
Common stock options
  exercised (34,200 shares)                                     (285,000)                                  740,000         455,000
Pre-merger dividends of
  pooled company                                                            (2,648,000)                                 (2,648,000)
                                   ----------   ----------   -----------  ------------  ------------   -----------   -------------
Balance at December 31, 1994       15,093,157    37,733,000   36,726,000   154,985,000      (464,000)   (3,346,000)    225,634,000

Net income                                                                  32,817,000                                  32,817,000
Cash dividends ($1.17 per share)                                           (13,817,000)                                (13,817,000)
Net change in unrealized holding
 loss on securities available
   for sale                                                                                1,873,000                     1,873,000
Fractional shares adjustment               (7)
Acquisition of First Commercial
 Bank                                 202,125       505,000    5,558,000                                                 6,063,000
Purchase of treasury stock
 (47,500 shares)                                                                                        (1,273,000)     (1,273,000)
Common stock options
  exercised (44,500 shares)                                     (423,000)                                1,089,000         666,000
Pre-merger dividends of
  pooled company                                                            (2,729,000)                                 (2,729,000)
                                   ----------   ----------   -----------  ------------  ------------   -----------   -------------
Balance at December 31, 1995       15,295,275    38,238,000   41,861,000   171,256,000     1,409,000    (3,530,000)    249,234,000

Net income                                                                  30,512,000                                  30,512,000
Cash dividends ($1.24 per share)                                           (17,847,000)                                (17,847,000)
Net change in unrealized holding
 gain on securities available
   for sale                                                                                 (455,000)                     (455,000)
Fractional shares adjustment             (145)                    (4,000)                                                   (4,000)
Purchase of treasury stock
 (113,000 shares)                                                                                       (3,395,000)     (3,395,000)
Common stock options
  exercised (48,025 shares)                                     (419,000)                                1,270,000         851,000
Pre-merger dividends of
  pooled company                                                              (382,000)                                   (382,000)
                                   ----------   -----------  -----------  ------------  ------------   -----------   -------------
Balance at December 31, 1996       15,295,130   $38,238,000  $41,438,000  $183,539,000  $    954,000   ($5,655,000)   $258,514,000
                                   ==========   ===========  ===========  ============  ============   ===========   =============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNITED BANKSHARES, INC. AND SUBSIDIARIES

                                                                                Year Ended December 31
                                                                   ---------------------------------------------
                                                                       1996             1995            1994
                                                                   --------------  --------------  --------------
OPERATING ACTIVITIES
Net income                                                         $  30,512,000   $  32,817,000   $  30,384,000
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Provision for loan losses                                            2,610,000       2,320,000       2,202,000
  Provision for depreciation                                           3,080,000       2,926,000       3,071,000
  Amortization, net of accretion                                       1,091,000          35,000       2,485,000
  Loss (gain)on sales of bank premises and equipment                     140,000         (35,000)       (291,000)
  Net losses on sales of securities available for sale                    98,000                         872,000
  Loans originated for sale                                          (26,157,000)     (9,438,000)     (5,360,000)
  Proceeds from loans sold                                            49,839,000      10,053,000       4,713,000
  Loss (gain) on sales of loans                                          728,000      (1,012,000)       (121,000)
  Deferred income tax (benefit) expense                                   (9,000)        141,000        (501,000)
  Originations of student loans                                                         (465,000)       (292,000)
  Proceeds from sales of student loans                                 4,580,000
Changes in:
  Interest receivable                                                    285,000        (766,000)       (757,000)
  Other assets                                                         3,461,000       2,601,000       1,072,000
  Accrued expenses and other liabilities                               3,113,000       2,227,000       2,136,000
                                                                   -------------   -------------   -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             66,449,000      41,404,000      39,613,000
                                                                   -------------   -------------   -------------
INVESTING ACTIVITIES
  Proceeds from maturities and calls of
    investment securities                                             23,053,000      32,624,000      56,170,000
  Purchases of investment securities                                 (78,177,000)     (6,995,000)    (28,990,000)
  Proceeds from sales of securities available for sale                16,518,000                      66,351,000
  Proceeds from maturities and calls of
    securities available for sale                                    203,395,000     108,706,000      70,526,000
  Purchases of securities available for sale                        (176,491,000)    (70,746,000)    (98,871,000)
  Proceeds from sales of loans                                                        49,127,000
  Net purchases of bank premises and equipment                        (2,004,000)     (1,972,000)     (2,487,000)
  Net cash paid for acquired subsidiary                                               (1,742,000)
  Net change in loans                                               (146,462,000)    (90,117,000)   (189,268,000)
                                                                   -------------   -------------   -------------
NET CASH (USED IN)PROVIDED BY
  INVESTING ACTIVITIES                                              (160,168,000)     18,885,000    (126,569,000)
                                                                   -------------   -------------   -------------
FINANCING ACTIVITIES
  Cash dividends paid                                                (16,541,000)    (10,273,000)    (12,604,000)
  Acquisition of treasury stock                                       (3,395,000)     (1,273,000)     (3,536,000)
  Proceeds from exercise of stock options                                851,000         666,000         455,000
  Pre-merger dividends of pooled company                                (382,000)     (2,729,000)     (2,757,000)
  Repayment of Federal Home Loan Bank borrowings                    (414,007,000)   (379,134,000)    (89,682,000)
  Proceeds from Federal Home Loan Bank borrowings                    471,141,000     316,257,000     195,601,000
  Purchase of fractional shares                                           (4,000)
Changes in:
  Time deposits                                                       25,161,000     127,570,000      10,246,000
  Other deposits                                                      28,023,000    (117,776,000)      4,871,000
  Federal funds purchased and securities sold
    under agreements to repurchase                                    (6,585,000)     10,358,000        (801,000)
                                                                   -------------   -------------   -------------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                               84,262,000     (56,334,000)    101,793,000
                                                                   -------------   -------------   -------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      (9,457,000)      3,955,000      14,837,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        98,977,000      95,022,000      80,185,000
                                                                   -------------   -------------   -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  89,520,000   $  98,977,000   $  95,022,000
                                                                   =============   =============   =============

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    UNITED BANKSHARES, INC. AND SUBSIDIARIES

                               December 31, 1996

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United Bankshares, Inc. is a multi-bank holding company headquartered in Charleston, West Virginia. The principal West Virginia markets of United Bankshares, Inc. and subsidiaries (United) are located in Parkersburg, Charleston, Huntington, Morgantown and Wheeling, West Virginia. United also operates a banking subsidiary in Arlington, Virginia. United considers all of its principal business activities to be bank related.

The accounting and reporting policies of United conform with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. A description of the significant accounting policies is presented below.

Basis of Presentation:  The consolidated financial statements and the notes to
----------------------
consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries, which have been restated to reflect the merger of Eagle Bancorp, Inc. (Eagle) on April 12, 1996, under the pooling of interests method of accounting. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation. The reclassifications had no effect on net income or shareholders' equity.

Securities:  Management determines the appropriate classification of securities
-----------
at the time of purchase. Debt securities that United has the intent and the ability to hold to maturity are carried at amortized cost. Securities to be held for indefinite periods of time and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of shareholders' equity net of deferred income taxes.

Gains or losses on sales of securities are recognized by the specific identification method and are reported separately in the statements of income.

Loans:  Interest on loans is accrued and credited to operations using methods
------
that produce a level yield on principal amounts outstanding. Loan origination and commitment fees and related direct loan origination costs are deferred and amortized as an adjustment of loan yield over the estimated life of the related loan.

The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest, and the loan is in the process of collection.

Consistent with United's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. United's method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis of income recognition or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

The principal sources of revenue from United's mortgage banking business are:
(i) loan origination fees; (ii) gains or losses from the sale of loans, if any;
(iii) interest earned on mortgage loans during the period that they are held by United pending sale; (iv) loan servicing fees; and (v) gain or loss on the close-out of the hedge instrument used to offset the risk that changes in interest rate may have on the value of United's mortgage loan inventory.

Loans held for Sale: Loans held for sale consist of one-to-four family
--------------------
residential loans originated for sale in the secondary market and are carried at the lower of cost or fair value determined on an aggregate basis.

Allowance for Loan Losses: The allowance for loan losses related to loans that
--------------------------
are identified as impaired is based on the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. In providing for loan losses, United considers all significant factors that affect the collectibility of loans including the evaluation of impaired loans. Such other factors considered by management include growth and composition of the loan portfolio, known deterioration in certain classes of loans or collateral, trends in delinquencies, and current economic conditions.

Management believes that the allowance for loan losses is adequate to provide for potential losses on existing loans based on information currently available.

Bank Premises and Equipment:  Bank premises and equipment are stated at cost,
----------------------------
less allowances for depreciation and amortization. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the respective assets.

Income Taxes: Deferred income taxes are provided for temporary differences
-------------
between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Stock-Based Compensation:  In October 1995, the Financial Accounting Standards
-------------------------
Board ("FASB"), issued Statement No. 123, (SFAS No. 123), "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 defines a fair value based method of accounting for stock-based compensation plans, with the option of continuing to account for such plans under the intrinsic value method. United has elected to continue to account for its plans under the intrinsic value method.

Trust Assets and Income:  Assets held in a fiduciary or agency capacity for
------------------------
subsidiary bank customers are not included in the balance sheets since such items are not assets of the subsidiary banks. Trust department income is reported on a cash basis. Reporting such income on an accrual basis would not materially affect United's consolidated financial position or its results of operations as reported herein.

Cash Flow Information:  For purposes of the statement of cash flows, United
----------------------
considers cash and due from banks and federal funds sold as cash and cash equivalents.

Earnings Per Common Share:  Earnings per common share is computed based on the
--------------------------
weighted average number of common and common equivalent shares outstanding during the applicable period. Options granted under United's stock option plans are considered common stock equivalents for the purpose of computing earnings per share.

Intangible Assets: Intangible assets relating to the estimated value of the
------------------
deposit base of the acquired institutions are being amortized on an accelerated basis over a 7 to 10 year period. The excess of the purchase price over the fair market value of the net assets of the banks acquired (goodwill) is being amortized on a straight-line basis over 15 years. The carrying amount of goodwill is evaluated if facts and circumstances suggest that it may be impaired. If this evaluation indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of goodwill will be reduced.

The purchase prices of acquisitions have been allocated to the identifiable tangible and intangible assets acquired based upon their fair values at the acquisition dates. At December 31, 1996 and 1995, deposit base intangibles and goodwill approximated $11,959,000 and $14,377,000 net of accumulated amortization of approximately $9,888,000 and $7,470,000.

New Accounting Standards:  In June 1996, the FASB issued Statement No. 125,
-------------------------
(SFAS No. 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 prescribes the accounting treatment for securitization transactions based on a financial components approach with an emphasis on physical control, such as the ability to pledge or exchange the securitized assets. SFAS No. 125 applies to repurchase agreements, securities lending, loan participations, and other financial component transfers and exchanges.

The new rules will not have a material effect on United's financial position and results of operations. SFAS No. 125 is effective for transactions occurring after December 31, 1996.

NOTE B--ACQUISITIONS

On April 12, 1996, United consummated the merger with Eagle Bancorp, Inc., Charleston, West Virginia ("Eagle"), in a common stock exchange accounted for under the pooling of interests method of accounting and, accordingly, all prior period financial statements have been restated to include Eagle. United exchanged 1.15 shares of its common stock for each of the 2,729,377 common shares of Eagle or 3,138,704 shares.

The following presents the separate results of United and Eagle for the three months ended March 31, 1996 and for the years ended December 31, 1995 and 1994.


                            United        Eagle        Combined
                         ------------  ------------  ------------
For the Three Months
 Ended March 31, 1996
 (Unaudited):
  Net interest income     $20,886,000   $ 3,605,000   $24,491,000
  Net income                7,504,000       585,000     8,089,000
  Earnings per share      $      0.62   $      0.21   $      0.53

For the Year Ended
 December 31, 1995:
  Net interest income     $81,690,000   $13,958,000   $95,648,000
  Net income               28,079,000     4,738,000    32,817,000
  Earnings per share      $      2.35   $      1.74   $      2.18

For the Year Ended
 December 31, 1994:
  Net interest income     $77,270,000   $14,695,000   $91,965,000
  Net income               24,902,000     5,482,000    30,384,000
  Earnings per share      $      2.08   $      2.01   $      2.01


On October 31, 1995, United acquired 100% of the common stock of First Commercial Bank("FCB") of Arlington, Virginia, in a combination cash and common
stock exchange accounted for using the purchase method of accounting.   United
exchanged 202,125 shares of its common stock with an approximate fair value of $6,063,000 plus cash of approximately $5,280,000 for all 201,100 of FCB's common stock. As of the date of acquisition, FCB reported total assets of $76,964,000, total net loans of $41,386,000 and deposits of $50,200,000. The results of operations of FCB, which are not significant, have been included in the consolidated results of operations from the date of acquisition.

United has entered into an agreement with First Patriot Bankshares Corporation, Reston, Virginia ("Patriot") to acquire 100% of the outstanding common stock of Patriot for $17.00 per share. The transaction valued at approximately $39,247,000 will be accounted for using the purchase method of accounting. It is anticipated that the proposed acquisition will be consummated during the third quarter of 1997. Consummation of the transaction is subject to approval of the shareholders of Patriot and the receipt of all required regulatory approvals, as well as other customary conditions.

At December 31, 1996, Patriot had consolidated assets of approximately $191,440,000 and shareholders' equity of approximately $14,335,000.

NOTE C--INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available for sale are summarized as follows:



                                               December 31, 1996
                             -----------------------------------------------------
                                              Gross        Gross       Estimated
                               Amortized    Unrealized  Unrealized       Fair
                                 Cost         Gains       Losses         Value
                             -------------  ----------  -----------  -------------
U.S. Treasury securities
  and obligations of U.S.
  Government corporations
  and agencies                $115,018,000  $  443,000   $  444,000   $115,017,000
Mortgage-backed
  securities                    24,982,000      92,000      565,000     24,509,000
Marketable equity
  securities                     3,655,000   2,158,000                   5,813,000
Other                           16,506,000       7,000      223,000     16,290,000
                              ------------  ----------   ----------   ------------
Total                         $160,161,000  $2,700,000   $1,232,000   $161,629,000
                              ============  ==========   ==========   ============

                                              December 31, 1995
                             ----------------------------------------------------
                                              Gross       Gross       Estimated
                               Amortized    Unrealized  Unrealized      Fair
                                 Cost         Gains       Losses        Value
                             -------------  ----------  ----------  -------------
U.S. Treasury securities
  and obligations of U.S.
  Government corporations
  and agencies                $150,460,000  $1,438,000    $341,000   $151,557,000
Mortgage-backed
  securities                    30,036,000     165,000      54,000     30,147,000
Marketable equity
  securities                     2,662,000   1,159,000                  3,821,000
Other                           13,808,000      21,000     224,000     13,605,000
                              ------------  ----------    --------   ------------
Total                         $196,966,000  $2,783,000    $619,000   $199,130,000
                              ============  ==========    ========   ============

The amortized cost and estimated fair value of securities available for sale at December 31, 1996, by contractual maturity are as follows:

                                                              Estimated
                                                 Amortized      Fair
                                                   Cost         Value
                                               ------------  ------------
     Due in one year or less                   $ 23,847,000  $ 23,868,000
     Due after one year through five years       93,788,000    93,776,000
     Due after five years through ten years         603,000       616,000
     Due after ten years                         38,268,000    37,556,000
     Marketable equity securities                 3,655,000     5,813,000
                                               ------------  ------------
         Total                                 $160,161,000  $161,629,000
                                               ============  ============

The table above includes $24,982,000 of mortgage-backed securities at estimated fair value with an amortized cost of $24,509,000. Maturities of mortgage-backed securities are based upon the estimated average life.

Gross realized gains and losses from sales of securities available for sale were $96,000 and $194,000 in 1996, and $152,000 and $1,024,000 in 1994, respectively.
There were no sales in 1995.

In accordance with a special report issued by the FASB, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," United chose to reclassify securities from held to maturity to available for sale. At the date of the transfer, the amortized cost of those securities was $103,595,000, and the unrealized gain on those securities was $242,000, net of deferred income taxes, which is included in shareholders' equity.

The amortized cost and estimated fair values of securities held to maturity are summarized as follows:

                                             December 31, 1996
                            ----------------------------------------------------
                                Gross        Gross     Estimated
                              Amortized    Unrealized  Unrealized      Fair
                                Cost         Gains       Losses        Value
                            -------------  ----------  ----------  -------------
U.S. Treasury securities
 and obligations of U.S.
 Government corporations
 and agencies                $ 77,704,000  $2,131,000    $ 87,000   $ 79,748,000
State and political
 subdivisions                  36,136,000   1,487,000      32,000     37,591,000
Mortgage-backed
 securities                    54,977,000     250,000     754,000     54,473,000
Other                           1,885,000                              1,885,000
                             ------------  ----------    --------   ------------
Total                        $170,702,000  $3,868,000    $873,000   $173,697,000
                             ============  ==========    ========   ============


                                             December 31, 1995
                            ----------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized    Unrealized  Unrealized     Fair
                                Cost         Gains       Losses       Value
                            -------------  ----------  ----------  -------------
U.S. Treasury securities
 and obligations of U.S.
 Government corporations
 and agencies                $ 15,897,000  $   22,000    $169,000   $ 15,750,000
State and political
 subdivisions                  43,324,000   2,124,000      33,000     45,415,000
Mortgage-backed
 securities                    56,416,000     348,000     617,000     56,147,000
Other                           6,252,000      15,000                  6,267,000
                             ------------  ----------    --------   ------------
Total                        $121,889,000  $2,509,000    $819,000   $123,579,000
                             ============  ==========    ========   ============

The amortized cost and estimated fair value of debt securities held to maturity at December 31, 1996 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Estimated
                                                Amortized        Fair
                                                   Cost         Value
                                               ------------  ------------
     Due in one year or less                   $ 11,296,000  $ 11,338,000
     Due after one year through five years       57,167,000    57,590,000
     Due after five years through ten years      77,000,000    79,236,000
     Due after ten years                         25,239,000    25,533,000
                                               ------------  ------------
         Total                                 $170,702,000  $173,697,000
                                               ============  ============

The table above includes $54,977,000 of mortgage-backed securities with an estimated fair value of $54,473,000 at December 31, 1996. Maturities of the mortgage-backed securities are based upon the estimated average life.

There were no sales of held to maturity securities during 1996, 1995 and 1994.

The carrying value of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law, approximated $204,254,000 and $176,855,000 at December 31, 1996 and 1995, respectively.

NOTE D--LOANS

Major classifications of loans as of December 31 are as follows:

                                                                              1996            1995
                                                                         --------------  --------------
 Commercial, financial, and
  agricultural                                                           $  248,762,000  $  218,800,000
 Real estate:
  Single family residential                                                 953,000,000     908,862,000
  Commercial                                                                355,431,000     344,626,000
  Construction                                                               42,343,000      21,808,000
  Other                                                                      19,748,000      14,056,000
 Installment                                                                232,004,000     229,457,000
                                                                         --------------  --------------
                                                                          1,851,288,000   1,737,609,000
 Loans held for sale                                                          1,482,000         345,000
                                                                         --------------  --------------
    Total gross loans                                                    $1,852,770,000  $1,737,954,000
                                                                         ==============  ==============

An analysis of the allowance for loan losses follows:

                                                                        Year Ended December 31
                                                          ---------------------------------------------
                                                                1996            1995            1994
                                                         --------------  --------------  --------------
 Balance at beginning of year                            $   22,545,000  $   22,304,000  $   20,975,000
 Allowance of purchased subsidiaries                                          1,017,000
 Provision for loan losses                                    2,610,000       2,320,000       2,202,000
                                                         --------------  --------------  --------------
                                                             25,155,000      25,641,000      23,177,000
 Loans charged off                                            3,524,000       3,624,000       1,770,000
 Less recoveries                                                652,000         528,000         897,000
                                                         --------------  --------------  --------------
 Net charge offs                                              2,872,000       3,096,000         873,000
                                                         --------------  --------------  --------------
   Balance at end of year                                $   22,283,000  $   22,545,000  $   22,304,000
                                                         ==============  ==============  ==============

The average recorded investment in impaired loans during the year ended December 31, 1996 and 1995 was approximately $9,442,000 and $9,545,000, respectively.

At December 31, 1996, the recorded investment in loans that were considered to be impaired was $10,317,000 (of which $5,461,000 was on a nonaccrual basis). Included in this amount was $5,631,000 of impaired loans for which the related allowance for credit losses was $1,451,000 and $4,686,000 of impaired loans that did not have an allowance for credit losses. At December 31, 1995, the recorded investment in loans that were considered to be impaired was $8,792,000 (of which $4,934,000 was on a nonaccrual basis). Included in this amount was $4,793,000 of impaired loans for which the related allowance for credit losses was $1,918,000 and $3,999,000 of impaired loans that did not have an allowance for credit losses.

The amount of interest income that would have been recorded on impaired loans under the original terms was $1,464,000, $1,045,000 and $346,000 for the years ended December 31, 1996, 1995 and 1994, respectively. For the years ended December 31, 1996, 1995 and 1994, United recognized interest income on those impaired loans of approximately $638,000, $412,000 and $1,000, respectively, substantially all of which was recognized using the accrual method of income recognition.

United has commercial real estate loans, including owner occupied, income producing real estate and land development loans, of approximately $355,431,000 and $334,626,000 as of December 31, 1996 and 1995, respectively. The loans are primarily secured by real estate located in West Virginia, Southeastern Ohio, and Virginia. The loans were originated by United's subsidiary banks using underwriting standards as set forth by management. United's loan administration policies are focused on the risk characteristics of the loan portfolio, including commercial real estate loans, in terms of loan approval and credit quality. It is the opinion of management that these loans do not pose any unusual risks and that adequate consideration has been given to the above loans in establishing the allowance for loan losses.

United's subsidiary banks have made loans, in the normal course of business, to the directors and officers of United and its subsidiaries, and to their associates. Such related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $72,367,000 and $55,919,000 at December 31, 1996 and 1995, respectively. During
1996, $53,585,000 of new loans were made, repayments totaled $44,839,000, and other changes due to the change in composition of United's board members and executive officers approximated $7,702,000.

NOTE E--BANK PREMISES AND EQUIPMENT AND LEASES

Bank premises and equipment are summarized as follows:


                                             December 31
                                      --------------------------
                                          1996          1995
                                      ------------  ------------

Land                                   $ 7,892,000   $ 7,924,000
Building and improvements               34,414,000    35,025,000
Leasehold improvements                   5,784,000     5,345,000
Furniture, fixtures, and equipment      30,093,000    28,988,000
                                       -----------   -----------
                                        78,183,000    77,282,000
Less allowance for depreciation
 and amortization                       44,633,000    42,516,000
                                       -----------   -----------
Net bank premises and equipment        $33,550,000   $34,766,000
                                       ===========   ===========


United and certain banking subsidiaries have entered into various noncancelable operating leases. These noncancelable operating leases are subject to renewal options under various terms and some leases provide for periodic rate adjustments based on cost-of-living index changes. Rent expense for noncancelable operating leases approximated $1,908,000, $1,822,000 and $1,848,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more, for years subsequent to December 31, 1996, consisted of the following:

               1997                                $ 1,752,000
               1998                                  1,636,000
               1999                                  1,543,000
               2000                                  1,426,000
               2001                                  1,381,000
               Thereafter                            1,393,000
                                                    ----------
                Total minimum lease payments       $ 9,131,000
                                                   ===========

NOTE F--DEPOSITS

The book value of deposits consisted of the following:

                                                                    December 31
                                                          ------------------------------
                                                                1996            1995
                                                          --------------  --------------
            Noninterest bearing checking                  $  261,048,000  $  252,627,000
            Interest bearing checking                         62,783,000     239,100,000
            Regular savings                                  293,755,000     328,509,000
            Money market accounts                            362,223,000     131,550,000
            Time deposits under $100,000                     709,309,000     672,667,000
            Time deposits over $100,000                      138,436,000     150,146,000
                                                          --------------  --------------
                        Total deposits                    $1,827,554,000  $1,774,599,000
                                                          ==============  ==============

Interest paid on deposits and borrowings approximated $72,568,000, $63,167,000 and $52,397,000 in 1996, 1995 and 1994, respectively.

At December 31, 1996, the scheduled maturities of time deposits are as follows:

         1997                   $599,255,000
         1998                    199,907,000
         1999                     16,950,000
         2000                      7,289,000
         2001 and thereafter      24,344,000
                                ------------
          Total                 $847,745,000
                                ============

United's subsidiary banks have received deposits, in the normal course of business, from the directors and officers of United and its subsidiaries, and their associates. Such related party deposits were accepted on substantially the same terms, including interest rates and maturities, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these deposits was $18,335,000 and $16,655,000 at December 31, 1996 and 1995, respectively.

NOTE G--BORROWINGS

United's lead subsidiary, United National Bank (UNB), is a member of the Federal Home Loan Bank of Pittsburgh (FHLB). Membership in the FHLB makes available short-term and long-term borrowings from collateralized advances. At December 31, 1996, United had approximately $627,169,000 of available borrowings in the form of collateralized advances from the FHLB at prevailing interest rates.

Approximately $104,000,000 of FHLB advances with an interest rate of 6.75% and $25,000,000 of FHLB advances with an interest rate of 6.20% are scheduled to mature in 1997. Additionally, $3,631,000 of FHLB advances with a weighted average interest rate of 6.16% are scheduled to mature after one year.

UNB also has various unused lines of credit available from certain of its correspondent banks in the aggregate amount of $79,500,000. These lines of credit, which bear interest at prevailing market rates, permit UNB to borrow funds in the overnight market, and are renewable annually provided that UNB does not experience a material adverse change in its financial position or results of operations.

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                                           1996                  1995
                                                                                       ------------          -------------
Average balance during the year                                                        $66,463,000           $ 70,752,000
Average interest rate during the year                                                         4.04%                 4.30%
Maximum month-end balance during the year                                              $79,664,000           $81,720,000

At December 31, 1996 and 1995, borrowings and the related weighted average interest rate were as follows:

                                                                                    1996                       1995
                                                                        --------------------------   -------------------------
                                                                                       Weighted                     Weighted
                                                                                        Average                      Average
                                                                          Amount         Rate          Amount         Rate
                                                                        ------------   -----------   ------------   -----------
  Federal funds purchased                                               $  4,491,000     6.81%       $ 26,378,000      5.86%
  Securities sold under
   agreements to repurchase                                               71,091,000     4.16%         55,789,000      4.35%
  FHLB advances                                                          132,631,000     6.63%         75,497,000      5.74%
                                                                        ------------                 ------------
    Total                                                               $208,213,000                 $157,664,000
                                                                        ============                 ============

NOTE H--INCOME TAXES

The income tax provisions included in the consolidated statements of income are summarized as follows:

                                                                                 Year Ended December 31
                                                                        ----------------------------------------
                                                                             1996          1995           1994
                                                                        ------------   -----------   ------------
Current expense:
  Federal                                                                $15,271,000   $15,313,000    $13,998,000
  State                                                                    1,429,000     2,328,000      2,212,000
Deferred (benefit) expense:
  Federal and State                                                           (9,000)      141,000       (501,000)
                                                                        ------------   -----------    -----------
Income taxes                                                             $16,691,000   $17,782,000    $15,709,000
                                                                         ===========   ============   ===========

The following is a reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to income before income taxes:

                                                       Year Ended December 31
                               --------------------------------------------------------------------
                                       1996                    1995                    1994
                               --------------------    --------------------    --------------------
                                  Amount        %         Amount        %         Amount        %
                               -----------    -----    -----------    -----    -----------    -----
Tax on income before taxes
at statutory federal rate      $16,521,000     35.0%   $17,710,000     35.0%   $16,133,000     35.0%

Plus: State income taxes
net of federal tax
benefits                           929,000      2.0      1,619,000      3.2      1,026,000      2.2
                               -----------    -----    -----------    -----    -----------    -----
                                17,450,000     37.0     19,329,000     38.2     17,159,000     37.2
Increase (decrease)
resulting from:
    Tax-exempt interest
      income                    (1,464,000)    (3.1)    (1,683,000)    (3.3)    (1,830,000)    (3.9)
    Other items-net                705,000      1.5        136,000      0.2        380,000      0.8
                               -----------    -----    -----------    -----    -----------    -----
         Income taxes          $16,691,000     35.4%   $17,782,000     35.1%   $15,709,000     34.1%
                               ===========    =====    ===========    =====    ===========    =====

Federal income tax benefit applicable to securities transactions approximated $34,000 and $305,000 in 1996 and 1994, respectively. There were no securities transactions in 1995.

Income taxes paid approximated $14,035,000, $19,052,000 and $15,143,000 in 1996,
1995 and 1994, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of United's deferred tax assets and liabilities (included in other assets) at December 31, 1996 and 1995 are as follows:

                                       1996         1995
                                    -----------  -----------
Deferred tax assets:
   Allowance for loan losses        $ 8,889,000  $ 8,815,000
   Accrued benefits payable           1,600,000      876,000
   Other accrued liabilities          2,213,000    2,378,000
   Net deferred loan fees               488,000      392,000
   Other real estate owned               69,000      122,000
   Other                                363,000      232,000
                                    -----------  -----------
     Total deferred tax assets       13,622,000   12,815,000
                                    -----------  -----------
Deferred tax liabilities:
   Premises and equipment             1,784,000    1,676,000
   Core deposit intangibles             417,000      816,000
   Income tax allowance for
    loan losses                       1,462,000    1,678,000
   Prepaid assets                       149,000      117,000
   Deferred mortgage points           1,582,000      675,000
   Securities available for sale        514,000      708,000
   Other                                441,000       75,000
                                    -----------  -----------
     Total deferred tax
      liabilities                     6,349,000    5,745,000
                                    -----------  -----------
Net deferred tax assets             $ 7,273,000  $ 7,070,000
                                    ===========  ===========

NOTE I--EMPLOYEE BENEFIT PLANS

United has a defined benefit retirement plan covering substantially all employees. The benefits are based on years of service and the average of the employee's highest five consecutive plan years of basic compensation paid during the ten plan years preceding the date of determination. United's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the funded status of United's defined benefit plan and amounts recognized in the respective consolidated balance sheets:

                                                                         December 31
                                                                ----------------------------
                                                                    1996           1995
                                                                -------------  -------------

 Vested benefit obligation                                      $(15,715,000)  $(14,551,000)

 Nonvested benefit obligation                                       (408,000)      (384,000)
                                                                ------------   ------------
 Accumulated benefit obligation                                  (16,123,000)   (14,935,000)

Effect of future pay increases                                    (5,046,000)    (5,007,000)
                                                                ------------   ------------
Projected benefit obligation for
  services rendered to date                                      (21,169,000)   (19,942,000)

Plan assets at fair value, primarily
  marketable securities                                           23,109,000     20,526,000
                                                                ------------   ------------
Excess of plan assets over projected
  benefit obligation                                               1,940,000        584,000

Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions                           (1,877,000)     (476,000)

Unrecognized prior service cost                                      388,000        452,000

Unrecognized transition asset                                       (826,000)      (961,000)
                                                                ------------   ------------
Accrued pension liability included
  in other liabilities                                          $   (375,000)  $   (401,000)
                                                                ============   ============

Net periodic pension cost included the following components:

                                                                          Year Ended December 31,
                                                               ------------------------------------------
                                                                     1996           1995          1994
                                                                ------------   ------------   -----------
Service cost                                                    $    861,000   $    718,000   $   840,000
Interest cost on projected
  benefit obligation                                               1,439,000      1,263,000     1,158,000
Actual (return) loss on plan assets                               (2,849,000)    (3,499,000)      192,000
Net amortization and deferral                                      1,014,000      1,852,000    (1,582,000)
                                                                ------------   ------------   -----------
Net periodic pension cost                                       $    465,000   $    334,000   $   608,000
                                                                ============   ============   ===========

At December 31, 1996, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.5% and 4.5%. At December 31, 1995, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation ranged from 6.25% to 7.5% and 4.5% to 5.25%. The weighted average expected long-term rate of return on United's plan assets ranged from 7.75% to 9.00% for the years ended December 31, 1996, 1995 and 1994.

The United Savings and Stock Investment Plan (the Plan) is a deferred compensation plan under Section 401(k) of the Internal Revenue Code. All employees who complete one year of service are eligible to participate in the Plan. Each participant may contribute from 1% to 10% of pre-tax earnings to his or her account which may be invested in any of four investment options chosen by the employee. United matches 100% of the first 2% of salary deferred and 25% of the next 2% of salary deferred with United common stock. Vesting is 100% for employee deferrals and the United match at the time the employee makes his/her deferral. United's expense relating to the Plan approximated $330,000, $297,000 and $336,000 in 1996, 1995 and 1994, respectively.

The assets of United's defined benefit plan and 401(k) Plan each include investments in United common stock. At December 31, 1996, the combined plan assets included 385,960 shares of United common stock with an approximate fair value of $12,737,000.

United has certain other deferred compensation plans covering various key employees. Periodic charges are made to operations so that the present value of the liability due each employee is fully recorded as of the date of their retirement. Amounts charged to expense have not been significant in any year.

United has three incentive stock option plans for key employees, the 1988, 1991 and 1996 plans. The plans provide for the granting of stock options of up to 100,000, 500,000 and 600,000 shares of common stock, respectively. No further grants will be made under the 1988 and 1991 plans. At December 31, 1996, 490,514 options were available for future grant under the 1996 plan. Under the provisions of the plans, the option price per share shall not be less than the fair market value of United's common stock on the date of grant. Accordingly, no compensation expense is recognized for these options.

The following table summarizes information about stock options outstanding at December 31, 1996:

                                   Options Outstanding    Options Exercisable
-----------------------------------------------------------------------------
                                  Weighted-
                                   Average    Weighted-               Weighted-
Range of                          Remaining    Average                Average
Exercise               Number     Contractual  Exercise    Number     Exercise
Prices               Outstanding     Life       Price    Exercisable   Price
-----------------------------------------------------------------------------
$11.00 to $14.00      33,050       3 years     $  13.47       33,050    $13.47
13.75 to 19.75        90,350       6 years        17.21       90,350     17.21
23.00 to 30.00       257,235       7 years        26.83      186,599     26.42
29.75                109,486      10 years        29.75            -         -

The following is a summary of activity of United's Incentive Stock
 Option Plans:

                                                                                     Stock                   Range of
                                                                                    Options               Exercise Prices
                                                                                   ----------            -----------------
Outstanding at January 1, 1994                                                        328,250            $27.00     $11.00
Granted                                                                               100,000             23.00
Exercised                                                                              34,200             19.75      11.00
Forfeited                                                                               9,375             27.00      13.75
                                                                                      -------
Outstanding at December 31, 1994                                                      384,675             27.00      11.00
Granted                                                                               100,000             30.00
Exercised                                                                              44,500             27.00      11.00
Forfeited                                                                               9,450             27.00      19.75
                                                                                      -------
Outstanding at December 31, 1995                                                      430,725             30.00      11.00
Granted                                                                               109,486             29.75
Exercised                                                                              48,025             27.00      11.00
Forfeited                                                                               2,065             30.00      23.00
                                                                                      -------
Outstanding at December 31, 1996                                                      490,121             30.00      11.00
                                                                                      =======
Exercisable at:
December 31, 1994                                                                     226,113            $27.00     $11.00
December 31, 1995                                                                     263,637            $27.00     $11.00
December 31, 1996                                                                     309,999            $30.00     $11.00


As permitted, United has adopted the disclosure only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Pro forma net income and earnings per share have not been presented because the effect of applying the fair value method prescribed by SFAS 123 to the 1996 and 1995 options awarded produces amounts that are not materially different from amounts reported herein.

United provides postemployment and postretirement benefits for certain employees at subsidiaries acquired in prior years. United accounts for such costs as expense when paid. Accounting for such costs when paid does not produce results materially different from those which would result if such costs were accrued during the period of employee service. United does not anticipate providing postemployment or postretirement benefits to its currently active employees after employment or retirement except on a fully contributory basis.

NOTE J--COMMITMENTS AND CONTINGENT LIABILITIES

United is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to alter its own exposure to fluctuations in interest rates. These financial instruments include loan commitments, standby letters of credit, forward contracts for the delivery of mortgage-backed securities and interest rate swap agreements. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

United's maximum exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for the loan commitments and standby letters of credit is the contractual or notional amount of those instruments. United uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the counterparty. United had approximately $340,338,000 and $271,738,000 of loan commitments outstanding as of December 31, 1996 and 1995, respectively, substantially all of which expire within one year.

Standby letters of credit are agreements used by United's customers as a means of improving their credit standing in their dealings with others. Under these agreements, United guarantees certain financial commitments of its customers. United has issued standby letters of credit of $22,081,000 and $17,047,000 as of December 31, 1996 and 1995, respectively.

United enters into hedging transactions to offset the risk that a change in interest rates will result in a decrease in the value of United's current mortgage loan inventory or its commitments to originate mortgage loans (the "pipeline"). The pipeline is analyzed on a loan-by-loan basis to estimate the exposure to loss based on the market price, commitment price and time to expiration. The risk of loss is then matched with the appropriate hedge vehicle. United primarily utilizes forward contracts for the delivery of mortgage-backed securities as hedge vehicles. United's policies generally require that it hedge substantially all of its inventory of conforming and government loans and the maximum portion of its pipeline that may close. The mortgage-backed securities that are to be delivered under these contracts are fixed or adjustable-rate, corresponding with the composition of United's inventory and pipeline. The correlation between the price performance of the hedge vehicles and the inventory being hedged is very high due to the similarity of the asset and the related hedge vehicle. At December 31, 1996, United had open commitments amounting to approximately $6,000,000 to sell mortgage-backed securities with varying settlement dates generally not extending beyond March 1997. As such, United is not exposed to significant risk nor will it derive any significant benefit from changes in interest rates on the price of the mortgage loan inventory, net of gains or losses of associated hedge positions.

In 1994 United entered into an interest rate swap agreement to manage its interest rate exposure. The interest rate swap transaction involves the exchange of a floating rate payment based on the one month London inter-bank offered rate (LIBOR) for a fixed rate receipt based on the U. S. three year treasury note. The net pay and receive amount is calculated on an underlying notional amount without the exchange of the underlying principal amount. The interest rate swap subjects United to market risk associated with changes in interest rates, as well as the risk that the counterparty will fail to perform. Only the interest payments are exchanged, and therefore, cash requirements and exposure to credit risk are significantly less than the notional amount.

The notional amount shown below represents an agreed-upon amount on which calculations of amounts to be exchanged are based. It does not represent direct credit exposure. United's credit exposure is limited to the net difference between the calculated pay and receive amounts on the transaction which is netted monthly.

The swap, which closes in February 1997, is summarized as follows:

  Notional value                                    $50,000,000
  Average receive rate during 1996                    4.50%
  Average pay rate during 1996                        5.46%

During 1996, 1995 and 1994 the interest rate swap reduced interest income by $526,000, $787,000 and $1,000,respectively. At December 31, 1996, the estimated unrealized loss on the swap, which may reduce interest income in future periods, approximated $51,000.

Management does not anticipate any material losses as a result of these loan commitments, standby letters of credit, forward contracts for the delivery of mortgage-backed securities and interest rate swap agreements.

In the normal course of business, United and its subsidiaries are currently involved in various legal proceedings. Management is vigorously pursuing all its legal and factual defenses and, after consultation with legal counsel, believes that all such litigation will be resolved with no material effect on United's financial position or results of operations.

NOTE K - UNITED BANKSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Condensed Balance Sheets

                                                                                        December 31
                                                                                ----------------------------
                                                                                      1996           1995
                                                                                -------------  -------------
Assets
 Cash                                                                            $ 12,958,000   $ 13,778,000
 Securities available for sale                                                     10,813,000     12,216,000
 Securities held to maturity                                                        1,520,000        677,000
 Investment in subsidiaries:
   Bank subsidiaries                                                              238,902,000    226,705,000
   Non-bank subsidiaries                                                            1,264,000      1,223,000
 Other assets                                                                         272,000        189,000
                                                                                 ------------   ------------
  Total Assets                                                                   $265,729,000   $254,788,000
                                                                                 ============   ============

Liabilities and Shareholders' Equity
 Accrued expenses and other liabilities                                          $  7,215,000   $  5,554,000
Shareholders' equity (including a net unrealized holding gain of $954,000 and $1,409,000 on securities available for sale at
 December 31, 1996 and 1995, respectively)                                        258,514,000    249,234,000
                                                                                 ------------   ------------
  Total Liabilities and Shareholders' Equity                                     $265,729,000   $254,788,000
                                                                                 ============   ============

Condensed Statements of Income


                                                                             Year Ended December 31
                                                                   -----------------------------------------
                                                                       1996           1995           1994
                                                                   -----------   ------------   ------------
Income
 Dividends from bank subsidiaries                                  $17,847,000   $ 26,496,000   $ 17,525,000
 Management fees:
   Bank subsidiaries                                                 3,467,000      3,018,000      2,226,000
   Non-bank subsidiaries                                                12,000         12,000         12,000
 Other Income                                                          557,000        268,000        238,000
                                                                   -----------   ------------   ------------
Total Income                                                        21,883,000     29,794,000     20,001,000

Expenses
 Operating expenses                                                  4,725,000      4,606,000      3,072,000
                                                                   -----------   ------------   ------------
   Income Before Income Taxes and Equity in
    Undistributed Net Income of Subsidiaries                        17,158,000     25,188,000     16,929,000
Applicable income tax benefit                                          (12,000)      (269,000)      (113,000)
                                                                   -----------   ------------   ------------
   Income Before Equity in Undistributed Net
    Income of Subsidiaries                                          17,170,000     25,457,000     17,042,000
Equity in undistributed net income of subsidiaries
   Bank subsidiaries                                                13,302,000      7,349,000     13,316,000
   Non-bank subsidiaries                                                40,000         11,000         26,000
                                                                   -----------   ------------   ------------
Net Income                                                         $30,512,000   $ 32,817,000   $ 30,384,000
                                                                   ===========   ============   ============

 NOTE K - UNITED BANKSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL
 INFORMATION - continued

Condensed Statements of Cash Flows


                                                                                           Year Ended December 31
                                                                                -------------------------------------------
                                                                                    1996          1995           1994
                                                                                -------------  -------------  -------------
 Operating Activities
  Net income                                                                    $ 30,512,000   $ 32,817,000   $ 30,384,000
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Equity in undistributed net income of subsidiaries                           (13,342,000)    (7,360,000)   (13,342,000)
    Depreciation and net amortization                                                 26,000         33,000         59,000
    Net gain on sales of investment securities                                       (24,000)                     (107,000)
    Gain on sale of bank premises and equipment                                                                    (49,000)
    Net change in other assets and liabilities                                      (106,000)       790,000         97,000
                                                                                ------------   ------------   ------------
 Net Cash Provided By Operating Activities                                        17,066,000     26,280,000     17,042,000
                                                                                ------------   ------------   ------------
 Investing Activities
    Net sales of investment securities                                                                             123,000
    Net purchases of securities available for sale                                 1,585,000     (8,439,000)    (1,171,000)
    Increase in investment in subsidiaries                                                       (2,400,000)
    Cash paid in acquisition of subsidiary                                                       (5,280,000)
    Proceeds from sale of bank premises and equipment                                                              125,000
                                                                                ------------   ------------   ------------

 Net Cash Provided By (Used In) Investing Activities                               1,585,000    (16,119,000)      (923,000)
                                                                                ------------   ------------   ------------
 Financing Activities
    Cash dividends paid                                                          (16,541,000)   (10,273,000)   (12,604,000)
    Pre-merger dividends of pooled company                                          (382,000)    (2,729,000)    (2,757,000)
    Acquisition of treasury stock                                                 (3,395,000)    (1,273,000)    (3,536,000)
    Purchase of fractional shares                                                     (4,000)
    Proceeds from exercise of stock options                                          851,000        666,000        455,000
                                                                                ------------   ------------   ------------
 Net Cash Used In Financing Activities                                           (19,471,000)   (13,609,000)   (18,442,000)
                                                                                ------------   ------------   ------------
 Decrease in Cash                                                                   (820,000)    (3,448,000)    (2,323,000)

 Cash and Cash Equivalents at Beginning of Year                                   13,778,000     17,226,000     19,549,000
                                                                                ------------   ------------   ------------
  Cash and Cash Equivalents at End of Year                                       $12,958,000    $13,778,000    $17,226,000
                                                                                =============  =============  ============

NOTE L--OTHER INCOME AND EXPENSE

The following details certain items of other income and expense for the periods indicated:

                                                   Year Ended December 31
                                            ------------------------------------
                                               1996         1995        1994
                                            -----------  ----------  -----------
Other income:
-------------
  Service charges and
   fees on deposits                         $8,014,000   $7,063,000  $6,991,000
  Bankcard                                   2,048,000    1,739,000   1,011,000
  Net (loss) income from mortgage
   banking operations                         (431,000)   1,012,000     121,000
  Loss on sales of investment securities       (98,000)                (872,000)
  Other income                                 234,000      927,000     861,000

Other expense:
--------------
  Data processing                           $2,974,000   $2,548,000  $2,740,000
  FDIC insurance expense                     2,986,000    2,364,000   3,839,000
  Legal and consulting                       2,138,000    2,595,000   1,142,000
  Advertising                                2,173,000    1,747,000   1,545,000
  Goodwill amortization                      1,915,000    1,551,000   1,488,000
  Equipment expense                          3,191,000    3,021,000   3,121,000

NOTE M--REGULATORY MATTERS

The subsidiary banks are required to maintain average reserve balances with their respective Federal Reserve Bank. The average amount of those reserve balances for the year ended December 31, 1996 was approximately $24,414,000.

The primary source of funds for the dividends paid by United Bankshares, Inc. is dividends received from its subsidiary banks. Dividends paid by United's subsidiary banks are subject to regulatory limitations. Generally, the most restrictive provision requires regulatory approval if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years.

During 1997, the retained net profits available for distribution to United Bankshares, Inc., as dividends without regulatory approval, are approximately $20,700,000, plus net income for the interim period through the date of declaration.

Under Federal Reserve regulation, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the parent company. Loans from the banking subsidiaries to the parent company are limited to 10% of the banking subsidiaries' capital, and surplus, as defined, or $10,000,000 at December 31, 1996, and must be secured by qualifying collateral.

United's subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Pursuant to capital adequacy guidelines, United's subsidiary banks must meet specific capital guidelines that involve quantitative measures of the banks' assets, liabilities, and certain off-balance-sheet items as cal-culated under regulatory accounting practices. United's subsidiary banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios of total and Tier I capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier I capital, as defined, to average assets, as defined. Management believes, as of December 31, 1996, that United exceeds all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from its regulators, United and its subsidiary banks were categorized as well capitalized. To be categorized as well capitalized, United must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed United's category.

United's and United's lead bank's, United National Bank, capital amounts (in thousands of dollars) and ratios are presented in the following table.

                                                      For Capital         To Be Well
                                   Actual          Adequacy Purposes     Capitalized
                             -----------------     -----------------    --------------
                                                        Minimum             Minimum
                                                   -----------------    --------------
                              Amount   Ratio        Amount     Ratio    Amount   Ratio
                             --------  -------      ------     -----    ------   -----
As of December 31, 1996:
---------------------------
 Total Capital (to Risk-
   Weighted Assets):
     United Bankshares       $263,759      16.5%     $127,564    8.0%   $159,455   10.0%
     United National Bank     231,697      15.2%      122,000    8.0%    152,500   10.0%
   Weighted Assets):
     United Bankshares        243,827      15.3%       63,782    4.0%     95,673    6.0%
     United National Bank     212,635      13.9%       61,000    4.0%     91,500    6.0%
 Tier I Capital
   (to Average Assets):
     United Bankshares        243,827      10.8%       90,537    4.0%    113,171    5.0%
     United National Bank     212,635       9.8%       86,902    4.0%    108,627    5.0%

As of December 31, 1995:
---------------------------
 Total Capital ( to Risk-
   Weighted Assets):
     United Bankshares       $247,125      16.8%     $117,659    8.0%  $147,074   10.0%
     United National Bank     216,543      15.3%      113,397    8.0%   141,746   10.0%
 Tier I Capital (to Risk-
   Weighted Assets):
     United Bankshares        228,741      15.6%       58,830    4.0%    88,244    6.0%
     United National Bank     199,024      14.0%       56,698    4.0%    85,048    6.0%
 Tier I Capital
   (to Average Assets):
     United Bankshares        228,741      10.6%       86,510    4.0%   108,138    5.0%
     United National Bank     199,024      10.2%       77,700    4.0%    97,125    5.0%

NOTE N--FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by United in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents:  The carrying amounts reported in the balance sheet
--------------------------
for cash and cash equivalents approximate those assets' fair values.

Securities:  The estimated fair values of securities are based on quoted market
-----------
prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans:  The estimated fair values of variable-rate loans that reprice
------
frequently with no significant change in credit risk are based on carrying values. The fair values of certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit worthiness.

Off-Balance-Sheet Instruments:  Fair values of United's loan commitments are
------------------------------
based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair values of these commitments approximate their carrying values. The fair value of the interest rate swap agreement is calculated with pricing models using current rate assumptions. The fair value of forward contracts for the delivery of mortgage-backed securities in connection with its mortgage banking activities is based upon quoted market prices or prices of similar instruments when available.

Deposits:  The fair values of demand deposits (e.g., interest and non-interest
---------
checking, regular savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings:  The carrying amounts of federal funds purchased,
----------------------
borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Federal Home Loan Bank Borrowings:  The fair values of United's Federal Home
----------------------------------
Loan Bank borrowings are estimated using discounted cash flow analyses, based on United's current incremental borrowing rates for similar types of borrowing arrangements

The estimated fair values of United's financial instruments are summarized below:

                                                                          December 31, 1996                December 31, 1995
                                                                    -----------------------------  --------------------------------
                                                                      Carrying          Fair            Carrying           Fair
                                                                       Amount           Value             Amount           Value
                                                                    ------------------------------  ----------------  --------------

Cash and cash equivalents                                           $ 89,520,000      $ 89,520,000      $ 98,977,000    $ 98,977,000

Securities available for sale                                        161,629,000       161,629,000       199,130,000     199,130,000

Securities held to maturity                                          170,702,000       173,505,000       121,889,000     123,579,000

Loans                                                              1,825,322,000     1,835,619,000     1,710,441,000   1,733,332,000

Deposits                                                           1,827,554,000     1,827,609,000     1,774,599,000   1,779,824,000

Short-term borrowings                                                 75,582,000        75,582,000        82,167,000      82,167,000

FHLB borrowings                                                      132,631,000       132,553,000        75,497,000      75,447,000



                                                                          December 31, 1996                December 31, 1995
                                                                    -----------------------------  --------------------------------
                                                                        Notional        Fair             Notional         Fair
                                                                         Amount         Value             Amount          Value
                                                                    ------------------------------  ----------------  --------------

Off-Balance-Sheet:
---------------------------------------------------------
Interest rate swap agreement                                        $ 50,000,000      $ 50,051,000      $ 50,000,000    $ 50,738,000

Forward contracts related to
 mortgage banking operations                                           6,000,000         6,022,000

NOTE O - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 1996 and 1995 is summarized below (dollars in thousands except for per share data):

                                       1st Quarter  2nd Quarter   3rd Quarter  4th Quarter
                                       -----------  ------------  -----------  -----------
1996
----
Interest income                            $42,188      $41,527       $44,609      $44,034
Interest expense                            17,697       17,436        18,865       19,187
Net interest income                         24,491       24,091        25,744       24,847
Provision for possible loan losses             611          949           600          450
Gain (loss) on sales of loans, net              58       (1,963)          802          672
Other noninterest income                     3,523        3,691         3,753        3,653
Noninterest expense                         14,812       18,192        16,540       14,005
Income taxes (1)                             4,560        5,414         1,936        4,781
Net income                                   8,089        1,264        11,223        9,936

Per share data:
---------------
  Average shares outstanding (000s)         15,218       15,223        15,229       15,240
  Net income per share                     $  0.53      $  0.08       $  0.74      $  0.65
  Dividends per share                      $  0.30      $  0.31       $  0.31      $  0.32

1995
----
Interest income                            $40,732      $41,361       $41,354      $42,368
Interest expense                            16,684       17,717        17,604       18,162
Net interest income                         24,048       23,644        23,750       24,206
Provision for possible loan losses             520          535           680          585
Gain on sales of loans, net                     34          288           638           52
Other noninterest income                     3,401        3,495         3,441        3,403
Noninterest expense                         14,600       14,072        13,582       15,227
Income taxes                                 4,198        4,372         4,866        4,346
Net income                                   8,165        8,448         8,701        7,503

Per share data:
---------------
  Average shares outstanding (000s)         14,948       14,945        15,069       15,082
  Net income per share                     $  0.55      $  0.56       $  0.58      $  0.50
  Dividends per share                      $  0.29      $  0.29       $  0.29      $  0.30

(1) In the second quarter of 1996, United recorded additional income tax expense of $3,086 due to the recapture of Eagle's bad debt reserve into taxable income. However, as a result of legislation enacted during the third quarter of 1996, United was relieved of the liability.