Form 10-K, Exhibit 13
period 1997-12-31
UNITED BANKSHARES INC/WV
filed 1998-03-30
CIK 729986

Report Of Ernst & Young LLP
Independent Auditors

Board of Directors and Shareholders
United Bankshares, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of United Bankshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Bankshares, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP
                                                           _____________________

Charleston, West Virginia
February 27, 1998, except
for Note O, as to which
the date is March 27, 1998

Consolidated Balance Sheets
United Bankshares, Inc. and Subsidiaries

(Dollars in thousands, except par value)                                                   December 31
                                                                                   --------------------------
                                                                                       1997           1996
                                                                                   -----------    -----------
Assets
   Cash and due from banks                                                         $    80,447    $    86,328
   Interest-bearing deposits with other banks                                            8,725            195
   Federal funds sold                                                                    1,000          2,997
                                                                                   -----------    -----------
      Total cash and cash equivalents                                                   90,172         89,520
   Securities available for sale at estimated fair value (amortized cost --$265,439 at December 31, 1997 and $160,161 at
      December 31, 1996)                                                               273,868        161,629
   Securities held to maturity (estimated fair value--$181,185 at
      December 31, 1997 and $173,697 at December 31, 1996)                             179,294        170,702
   Loans                                                                             2,067,485      1,852,770
      Less: Unearned income                                                             (6,998)        (5,165)
                                                                                   -----------    -----------
      Loans net of unearned income                                                   2,060,487      1,847,605
      Less: Allowance for loan losses                                                  (24,786)       (22,283)
                                                                                   -----------    -----------
   Net loans                                                                         2,035,701      1,825,322
   Bank premises and equipment                                                          39,490         33,550
   Accrued interest receivable                                                          16,040         13,508
   Other assets                                                                         65,225         32,646
                                                                                   -----------    -----------
                                                                 Total Assets      $ 2,699,790    $ 2,326,877
                                                                                   ===========    ===========
Liabilities
   Domestic deposits:
      Noninterest-bearing                                                          $   317,930    $   261,048
      Interest-bearing                                                               1,788,117      1,566,506
                                                                                   -----------    -----------
                                                               Total Deposits        2,106,047      1,827,554

   Borrowings:
      Federal funds purchased                                                           20,961          4,491
      Securities sold under agreements
         to repurchase                                                                 109,909         71,091
      Federal Home Loan Bank borrowings                                                142,695        132,631
   Accrued expenses and other liabilities                                               40,740         32,596
                                                                                   -----------    -----------
                                                            Total Liabilities        2,420,352      2,068,363

Shareholders' Equity
   Common stock, $2.50 par value;
      Authorized--41,000,000 shares at December 31,
      1997 and 20,000,000 at December 31, 1996; issued--
      30,590,260 at December 31, 1997 and 15,295,130
      at December 31, 1996, including 622,744
      and 205,495 shares in treasury at
      December 31, 1997 and 1996, respectively                                          76,476         38,238
   Surplus                                                                              41,014         41,438
   Retained earnings                                                                   165,896        183,539
   Net unrealized holding gain on securities available
      for sale, net of deferred income taxes                                             5,479            954
   Treasury stock, at cost                                                              (9,427)        (5,655)
                                                                                   -----------    -----------
                                                   Total Shareholders' Equity          279,438        258,514
                                                                                   -----------    -----------
                                   Total Liabilities and Shareholders' Equity      $ 2,699,790    $ 2,326,877
                                                                                   ===========    ===========

See notes to consolidated financial statements

Consolidated Statements of Income
United Bankshares, Inc. and Subsidiaries

(Dollars in thousands, except per share data)                                    Year Ended December 31
                                                                      -------------------------------------------
                                                                          1997            1996            1995
                                                                      ------------   ------------    ------------
Interest Income
   Interest and fees on loans                                         $    164,310   $    151,404    $    143,228
   Interest on federal funds sold and other
      short-term investments                                                   184            157           1,107
   Interest and dividends on securities:
      Taxable                                                               23,828         18,455          18,516
      Exempt from federal taxes                                              1,930          2,342           2,964
                                                                      ------------   ------------    ------------

                                              Total Interest Income        190,252        172,358         165,815
                                                                      ------------   ------------    ------------
Interest Expense
   Interest on deposits                                                     74,400         63,917          62,231
   Interest on short-term borrowings                                         5,275          3,770           3,809
   Interest on Federal Home Loan Bank advances                               4,824          5,498           4,127
                                                                      ------------   ------------    ------------
                                             Total Interest Expense         84,499         73,185          70,167
                                                                      ------------   ------------    ------------
                                                Net Interest Income        105,753         99,173          95,648
Provision for Loan Losses                                                    3,100          2,610           2,320
                                                                      ------------   ------------    ------------
                                         Net Interest Income After
                                          Provision for Loan Losses        102,653         96,563          93,328
                                                                      ------------   ------------    ------------
Other Income

   Trust department income                                                   3,569          3,186           2,911
   Service charges, commissions, and fees                                   12,500         11,298           9,902
   Other income (loss)                                                       3,663           (295)          1,939
                                                                      ------------   ------------    ------------
                                                 Total Other Income         19,732         14,189          14,752
                                                                      ------------   ------------    ------------
Other Expense
   Salaries and employee benefits                                           27,384         28,743          25,856
   Net occupancy expense                                                     6,238          6,071           5,752
   Other expense                                                            26,327         28,735          25,873
                                                                      ------------   ------------    ------------
                                                Total Other Expense         59,949         63,549          57,481
                                                                      ------------   ------------    ------------
Income Before Income Taxes                                                  62,436         47,203          50,599

Income Taxes                                                                21,497         16,691          17,782
                                                                      ------------   ------------    ------------
                                                         Net Income   $     40,939   $     30,512    $     32,817
                                                                      ============   ============    ============
Earnings per common share:
   Basic                                                              $       1.37   $       1.01    $       1.10
                                                                      ============   ============    ============
   Diluted                                                            $       1.35   $       1.00    $       1.09
                                                                      ============   ============    ============
Dividends per common share                                            $       0.68   $       0.62    $       0.59
                                                                      ============   ============    ============
Average outstanding shares:
   Basic                                                                29,954,116     30,281,260      29,966,308
   Diluted                                                              30,271,992     30,435,674      30,134,572

See notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity
United Bankshares, Inc. and Subsidiaries

(Dollars in thousands, except per share data)                                  Net Unrealized
                                                                                  Holding
                                       Common Stock                             (Loss) Gain
                                   --------------------                        on Securities                Total
                                                   Par              Retained     Available    Treasury   Shareholders'
                                     Shares      Value    Surplus   Earnings      for Sale     Stock        Equity
                                   ----------   -------   -------   --------     ---------   ---------   ------------
Balance at January 1, 1995         15,093,157   $37,733   $36,726   $154,985     $   (464)   $(3,346)      $225,634


Net income                                                            32,817                                 32,817
Cash dividends ($0.59 per share)                                     (13,817)                               (13,817)
Net change in unrealized holding loss
   on securities available for sale                                                 1,873                     1,873
Fractional shares adjustment               (7)
Acquisition of First Commercial Bank  202,125       505     5,558                                             6,063
Purchase of treasury stock
   (47,500 shares)                                                                            (1,273)        (1,273)
Common stock options
   exercised (44,500 shares)                                 (423)                             1,089            666
Pre-merger dividends of
   pooled company                                                     (2,729)                                (2,729)
                                   ----------    ------    ------    -------        -----    -------        -------
Balance at December 31, 1995       15,295,275    38,238    41,861    171,256        1,409     (3,530)       249,234

Net income                                                            30,512                                 30,512
Cash dividends ($0.62 per share)                                     (17,847)                               (17,847)
Net change in unrealized holding
   gain on securities available for sale                                             (455)                     (455)
Fractional shares adjustment             (145)                 (4)                                               (4)
Purchase of treasury stock
   (113,000 shares)                                                                           (3,395)        (3,395)
Common stock options
   exercised (48,025 shares)                                 (419)                             1,270            851
Pre-merger dividends of
   pooled company                                                       (382)                                  (382)
                                   ----------    ------    ------    -------        -----    -------        -------
Balance at December 31, 1996       15,295,130    38,238    41,438    183,539          954     (5,655)       258,514

Net income                                                            40,939                                 40,939
Cash dividends ($0.68 per share)                                     (20,344)                               (20,344)
Net change in unrealized holding
   gain on securities available for sale                                            4,525                     4,525
Purchase of treasury stock
   (167,100 shares)                                                                           (5,754)        (5,754)
Common stock options
   exercised (45,232 shares)                                 (424)                             1,376            952
Sale of treasury stock (15,991 shares)                                                           606            606
Two-for-one stock split effected
   in the form of a 100%
   stock dividend                  15,295,130    38,238              (38,238)
                                   ----------   -------   -------  ---------      -------    -------       --------
Balance at December 31, 1997       30,590,260   $76,476   $41,014  $ 165,896      $ 5,479    $(9,427)      $279,438
                                   ==========   =======   =======  =========      =======    =======       ========

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
United Bankshares, Inc. and Subsidiaries

(Dollars in thousands)                                                            Year Ended December 31
                                                                        -----------------------------------------
                                                                           1997            1996            1995
                                                                        ---------        --------        --------
Operating Activities
Net income                                                              $  40,939        $ 30,512        $ 32,817
Adjustments to reconcile net income to
   net cash provided by operating activities:
      Provision for loan losses                                             3,100           2,610           2,320
      Provision for depreciation                                            3,486           3,080           2,926
      Amortization, net of accretion                                        2,082           1,091              35
      (Gain) loss on sales of bank premises and equipment                    (534)            140             (35)
      Net losses on sales of securities available for sale                                     98
      Loans originated for sale                                          (143,195)        (26,157)         (9,438)
      Proceeds from loans sold                                            138,283          49,839          10,053
      (Gain) loss on sales of loans                                        (2,521)            728          (1,012)
      Deferred income tax expense (benefit)                                   387              (9)            141
      Originations of student loans                                                                          (465)
      Proceeds from sales of student loans                                                  4,580
Changes in:
   Interest receivable                                                       (949)            285            (766)
   Other assets                                                           (10,181)         (3,461)          2,601
   Accrued expenses and other liabilities                                   1,745           3,113           2,227
                                                                        ---------        --------        --------
Net Cash Provided By Operating Activities                                  32,642          66,449          41,404
                                                                        ---------        --------        --------
Investing Activities
   Proceeds from maturities and calls of investment securities             24,950          23,053          32,624
   Purchases of investment securities                                     (33,488)        (78,177)         (6,995)
   Proceeds from sales of securities available for sale                                    16,518
   Proceeds from maturities and calls of securities available for sale    149,275         203,395         108,706
   Purchases of securities available for sale                            (217,137)       (176,491)        (70,746)
   Proceeds from sales of loans                                                                            49,127
   Net purchases of bank premises and equipment                            (2,085)         (2,004)         (1,972)
   Net cash paid for acquired subsidiary                                  (28,929)                         (1,742)
   Net change in loans                                                    (73,159)       (146,462)        (90,117)
                                                                        ---------        --------        --------
Net Cash (Used In) Provided By Investing Activities                      (180,573)       (160,168)         18,885
                                                                        ---------        --------        --------
Financing Activities
   Cash dividends paid                                                    (19,831)        (16,541)        (10,273)
   Acquisition of treasury stock                                           (5,754)         (3,395)         (1,273)
   Proceeds from exercise of stock options                                    952             851             666
   Proceeds from sales of treasury stock                                      606
   Pre-merger dividends of pooled company                                                    (382)         (2,729)
   Repayment of Federal Home Loan Bank borrowings                        (280,359)       (414,007)       (379,134)
   Proceeds from Federal Home Loan Bank borrowings                        290,163         471,141         316,257
   Purchase of fractional shares                                                               (4)
   Changes in:
      Time deposits                                                        96,950          25,161         127,570
      Other deposits                                                       25,785          28,023        (117,776)
      Federal funds purchased and securities sold
         under agreements to repurchase                                    40,071          (6,585)         10,358
                                                                        ---------        --------        --------
Net Cash Provided By (Used In) Financing Activities                       148,583          84,262         (56,334)
                                                                        ---------        --------        --------
Increase (Decrease) In Cash and Cash Equivalents                              652          (9,457)          3,955
Cash and Cash Equivalents at Beginning of Year                             89,520          98,977          95,022
                                                                        ---------        --------        --------
Cash and Cash Equivalents at End of Year                                 $ 90,172        $ 89,520        $ 98,977
                                                                        =========        ========        ========

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 1997

Note A--Summary of Significant Accounting Policies

Nature of Operations: United Bankshares, Inc. is a multi-bank holding company headquartered in Charleston, West Virginia. The principal markets of United Bankshares, Inc. and subsidiaries (United) are located in Parkersburg, Charleston, Huntington, Morgantown and Wheeling, West Virginia and Arlington, Fairfax, Loudoun and Prince William counties, Virginia. United considers all of its principal business activities to be bank related.

Basis of Presentation: The consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Certain prior period data has been reclassified to conform with the current period presentation. The reclassifications had no effect on net income or shareholders' equity.

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

Cash Flow Information: United considers cash and due from banks, interest-bearing deposits with other banks and federal funds sold as cash and cash equivalents.

Securities: Management determines the appropriate classification of securities at the time of purchase. Debt securities that United has the positive intent and the ability to hold to maturity are carried at amortized cost. Securities to be held for indefinite periods of time and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of shareholders' equity, net of deferred income taxes.

Gains or losses on sales of securities are recognized by the specific identification method and are reported separately in the statements of income.

Loans: Interest on loans is accrued and credited to operations using methods that produce a level yield on principal amounts outstanding. Loan origination and commitment fees and related direct loan origination costs are deferred and amortized as an adjustment of loan yield over the estimated life of the related loan.

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

Consistent with United's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. United's method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

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

Derivative Financial Instruments: United enters into hedging transactions that utilize forward contracts for the delivery of mortgage-backed securities as hedge vehicles to offset the risk that a change in interest rates will result in a decrease in the value of United's current mortgage loan inventory or its commitments to originate mortgage loans (the "pipeline"). The risk of loss is then matched with the appropriate hedge vehicle. United's policies generally require that it hedge substantially all of its inventory of conforming and government loans. Realized gains and losses on forward commitments are recorded in mortgage banking income in the period settlement occurs. Unrealized gains or losses are considered in the lower of cost or market valuation of loans held for sale.

Loans Held for Sale: Loans held for sale consist of one-to-four family residential loans originated for sale in the secondary market and are carried at the lower of cost or fair value determined on an aggregate basis.

Allowance for Loan Losses: Management's evaluation of the adequacy of the allowance for loan losses and the appropriate provision for loan losses is based upon a quarterly evaluation of the portfolio. The allowance for loan losses related to loans that are identified as impaired is based on the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. In providing for loan losses, United considers all significant factors that affect the collectibility of loans. Such factors considered by management include, among others, growth and composition of the loan portfolio, known deterioration in certain classes of loans or collateral, trends in delinquencies, and current economic conditions. This evaluation is inherently subjective and requires management to make estimates of the amounts and timing of future cash flows.

Management believes that the allowance for loan losses is adequate to provide for potential losses on existing loans based on information currently available.

Bank Premises and Equipment: Bank premises and equipment are stated at cost, less allowances for depreciation and amortization. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the respective assets.

Income Taxes: Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Intangible Assets: Intangible assets relating to the estimated value of the deposit base of the acquired institutions are being amortized on an accelerated basis over a 7 to 10 year period. The excess of the purchase price over the fair market value of the net assets of the banks acquired (goodwill) is being amortized on a straight-line basis over 15 to 20 years. The carrying amount of goodwill is evaluated if facts and circumstances suggest that it may be impaired. If this evaluation indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of goodwill will be reduced.

At December 31, 1997 and 1996, deposit base intangibles and goodwill approximated $37,332,000 and $11,959,000 net of accumulated amortization of approximately $12,318,000 and $9,888,000.

Trust Assets and Income: Assets held in a fiduciary or agency capacity for subsidiary bank customers are not included in the balance sheets since such items are not assets of the subsidiary banks. Trust department income is reported on a cash basis. Reporting such income on an accrual basis would not materially affect United's consolidated financial position or its results of operations as reported herein.

Notes to Consolidated Financial Statements

Earnings Per Common Share: In 1997, United adopted FASB Statement No. 128 (SFAS No. 128), "Earnings Per Share." SFAS No. 128 requires the presentation of basic and diluted earnings per common share for all periods. Basic earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the respective period. For diluted earnings per common share, the weighted average number of shares of common stock outstanding for the respective period is increased by the number of shares of common stock which would be issued assuming the exercise of common stock options. The dilutive effect of stock options approximated 317,876, 154,414 and 168,264 shares in 1997, 1996 and 1995, respectively. Prior period earnings per common share amounts have been restated to reflect the adoption of SFAS No. 128. The results of this change were insignificant.

New Accounting Standards: In June 1996, the FASB issued Statement No. 125, (SFAS No. 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supersedes SFAS No. 76, "Extinguishment of Debt." SFAS No. 125 prescribes the accounting treatment for securitization transactions based on a financial components approach with an emphasis on physical control, such as the ability to pledge or exchange the securitized assets, while prior rules emphasize the economic risks or rewards of ownership of the assets. Additionally, SFAS No. 125 applies to repurchase agreements, securities lending, loan participations, and other financial component transfers and exchanges. Under the financial components approach of SFAS No. 125, both the transferor and transferee will recognize on its balance sheet the assets and liabilities, or components thereof, that it controls and derecognize from the balance sheet the assets and liabilities that were surrendered or extinguished in the transfer. The new rules have not had a material effect on United's financial position and results of operations.

In June 1997, the FASB issued Statement No. 130, (SFAS No. 130), "Reporting Comprehensive Income." This statement, which is effective for years beginning after December 15, 1997, requires companies to report and display comprehensive income and its components. United is reviewing the components of comprehensive income as outlined by SFAS No. 130 and plans to disclose the information as required.

In June 1997, the FASB issued Statement No. 131, (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 provides guidance for the way public enterprises report information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. It also requires certain related disclosures about products and services, geographic areas and major customers. The segment and other information disclosures are required for years beginning after December 15, 1997. United is currently reviewing its methodology used for determining operating segment results.

These standards, when implemented, are not expected to materially impact the reported financial position or results of operations of United.

Note B--Mergers and Acquisitions

United has entered into an agreement with George Mason Bankshares, Inc., Fairfax, Virginia ("George Mason") to exchange 1.70 shares, as adjusted for the 100% stock dividend, of United common stock for each of the 5,277,301 common shares of George Mason. The transaction will be accounted for using the pooling of interests method of accounting. It is anticipated that the proposed merger will be consummated early during the second quarter of 1998.

Additionally, United has entered into an agreement with Fed One Bancorp, Inc., Wheeling, West Virginia ("Fed One") to exchange 1.50 shares, as adjusted for the 100% stock dividend, of United common stock for each of the

2,373,181 common shares of Fed One. The transaction will be accounted for using the pooling of interests method of accounting. It is anticipated that the proposed merger will be consummated early during the fourth quarter of 1998.

The following represents unaudited selected pro forma financial information regarding the effects of the transactions as though United, George Mason and Fed One had been combined for all periods presented:

(In thousands, except per share data)                                       United                        United,
                                                                              and                         George
                                                                            George                       Mason and
                                                              George         Mason            Fed         Fed One
                                                United         Mason        Combined          One        Combined
                                               --------       -------      ---------        -------      --------
1997
Net interest income                            $105,753       $31,945       $137,698        $11,632      $149,330
Net income                                       40,939         8,080         49,019          3,242        52,261
Earnings per common share:
   Basic                                          $1.37         $1.58          $1.27          $1.43         $1.24
   Diluted                                        $1.35         $1.54          $1.25          $1.36         $1.22

1996
Net interest income                            $ 99,173       $27,463       $126,636        $11,749      $138,385
Net income                                       30,512         6,883         37,395          2,324        39,719
Earnings per common share:
   Basic                                          $1.01         $1.38          $0.97          $0.97         $0.94
   Diluted                                        $1.00         $1.35          $0.96          $0.94         $0.93

1995
Net interest income                            $ 95,648       $24,170       $119,818        $11,697      $131,515
Net income                                       32,817         6,292         39,109          3,250        42,359
Earnings per common share:
   Basic                                          $1.10         $1.30          $1.02          $1.24         $1.01
   Diluted                                        $1.09         $1.28          $1.02          $1.20         $1.00

The data set forth above is not necessarily indicative of the results of operations or the combined financial position of United that would have resulted had the merger been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

On August 1, 1997, United acquired 100% of the outstanding common stock of First Patriot Bankshares Corporation, Reston, Virginia ("Patriot") for cash consideration of approximately $39.2 million. The transaction has been accounted for using the purchase method of accounting.

At consummation, Patriot had assets of approximately $211 million, loans of $135 million, deposits of $154 million and shareholders' equity of $11 million, all of which reflected purchase accounting adjustments. The results of operations of Patriot, which are not significant, have been included in the consolidated results of operations from the date of acquisition.

Notes to Consolidated Financial Statements

Note C--Investment Securities

The amortized cost and estimated fair values of securities available for sale are summarized as follows:

(In thousands)                                                               December 31, 1997
                                                            ------------------------------------------------------
                                                                               Gross        Gross        Estimated
                                                             Amortized      Unrealized   Unrealized        Fair
                                                               Cost           Gains        Losses         Value
                                                             ---------      ----------   ----------      ---------
U.S. Treasury securities and obligations of
   U.S. Government corporations and agencies                 $142,688          $ 500         $239        $142,949
Mortgage-backed securities                                    102,955          1,527           20         104,462
Marketable equity securities                                    4,300          6,741                       11,041
Other                                                          15,496                          80          15,416
                                                             --------         ------         ----        --------
                                                     Total   $265,439         $8,768         $339        $273,868
                                                             ========         ======         ====        ========

(In thousands)                                                               December 31, 1996
                                                             -----------------------------------------------------
                                                                               Gross         Gross       Estimated
                                                             Amortized      Unrealized    Unrealized       Fair
                                                               Cost           Gains         Losses        Value
                                                             ---------      ----------    ----------     ---------
U.S. Treasury securities and obligations of
   U.S. Government corporations and agencies                 $115,018          $ 443         $ 444       $115,017
Mortgage-backed securities                                     24,982             92           565         24,509
Marketable equity securities                                    3,655          2,158                        5,813
Other                                                          16,506              7           223         16,290
                                                             --------         ------        ------       --------
                                                     Total   $160,161         $2,700        $1,232       $161,629
                                                             ========         ======        ======       ========

The amortized cost and estimated fair value of securities available for sale at December 31, 1997, by contractual maturity are as follows:


     (In thousands)                                                 Estimated
                                                      Amortized        Fair
                                                         Cost         Value
                                                      ---------     ---------
     Due in one year or less                           $ 36,604      $ 37,043
     Due after one year through five years               86,721        87,031
     Due after five years through ten years              20,861        20,868
     Due after ten years                                116,953       117,885
     Marketable equity securities                         4,300        11,041
                                                       --------      --------
                                              Total    $265,439      $273,868
                                                       ========      ========


The table above includes $104,462,000 of mortgage-backed securities at estimated fair value with an amortized cost of $102,955,000. Maturities of mortgage-backed securities are based upon the estimated average life.

Gross realized gains and losses from sales of securities available for sale were $96,000 and $194,000, respectively, in 1996. There were no sales in 1997 and 1995.

The amortized cost and estimated fair values of securities held to maturity are summarized as follows:

(In thousands)                                                                   December 31, 1997
                                                                    ---------------------------------------------
                                                                                 Gross       Gross      Estimated
                                                                    Amortized  Unrealized  Unrealized      Fair
                                                                      Cost       Gains       Losses       Value
                                                                    ---------  ----------  ----------   ---------
U.S. Treasury securities and obligations of U.S.
    Government corporations and agencies                             $ 97,847      $ 551       $ 22      $ 98,376
State and political subdivisions                                       32,650      1,323          8        33,965
Mortgage-backed securities                                             41,874        154        107        41,921
Other                                                                   6,923                               6,923
                                                                     --------     ------       ----      --------
                                                            Total    $179,294     $2,028       $137      $181,185
                                                                     ========     ======       ====      ========

(In thousands)                                                                  December 31, 1996
                                                                    ---------------------------------------------
                                                                                 Gross       Gross      Estimated
                                                                    Amortized  Unrealized  Unrealized      Fair
                                                                      Cost       Gains       Losses       Value
                                                                    ---------  ----------  ----------   ---------
U.S. Treasury securities and obligations of U.S.
    Government corporations and agencies                             $ 77,704     $2,131       $ 87      $ 79,748
State and political subdivisions                                       36,136      1,487         32        37,591
Mortgage-backed securities                                             54,977        250        754        54,473
Other                                                                   1,885                               1,885
                                                                     --------     ------       ----      --------
                                                            Total    $170,702     $3,868       $873      $173,697
                                                                     ========     ======       ====      ========

The amortized cost and estimated fair value of debt securities held to maturity at December 31, 1997 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

     (In thousands)                                                 Estimated
                                                      Amortized        Fair
                                                         Cost         Value
                                                      ---------     ---------
     Due in one year or less                           $ 18,825      $ 18,887
     Due after one year through five years               52,448        53,033
     Due after five years through ten years              78,794        79,399
     Due after ten years                                 29,227        29,866
                                                       --------      --------
                                              Total    $179,294      $181,185
                                                       ========      ========

The table above includes $41,874,000 of mortgage-backed securities with an estimated fair value of $41,921,000 at December 31, 1997. Maturities of the mortgage-backed securities are based upon the estimated average life.

The carrying value of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law, approximated $277,098,000 and $204,254,000 at December 31, 1997 and 1996, respectively.

Notes to Consolidated Financial Statements

Note D--Loans

Major classifications of loans are as follows:

     (In thousands)                                          December 31
                                                       ------------------------
                                                          1997           1996
                                                       ---------      ---------
     Commercial, financial, and agricultural           $ 368,654      $ 248,762
     Real estate:
        Single family residential                        929,490        953,000
        Commercial                                       392,818        355,431
        Construction                                      93,918         42,343
        Other                                             43,406         19,748
     Installment                                         232,191        232,004
                                                      ----------     ----------
                                                       2,060,477      1,851,288
     Loans held for sale                                   7,008          1,482
                                                      ----------     ----------
                                   Total gross loans  $2,067,485     $1,852,770
                                                      ==========     ==========

An analysis of the allowance for loan losses follows:

   (In thousands)                                 Year Ended December 31
                                              ------------------------------
                                                1997       1996        1995
                                              -------    -------     -------
   Balance at beginning of year               $22,283    $22,545     $22,304
   Allowance of purchased subsidiaries          2,695                  1,017
   Provision for loan losses                    3,100      2,610       2,320
                                              -------    -------     -------
                                               28,078     25,155      25,641
                                              -------    -------     -------
   Loans charged off                            3,819      3,524       3,624
   Recoveries                                     527        652         528
                                              -------    -------     -------
   Net charge offs                              3,292      2,872       3,096
                                              -------    -------     -------
   Balance at end of year                     $24,786    $22,283     $22,545
                                              =======    =======     =======


United's lending is centered in the West Virginia and Virginia markets and is focused on retail consumer and small and middle market commercial lending.

United has commercial real estate loans, including owner occupied, income producing real estate and land development loans, of approximately $392,818,000 and $355,431,000 as of December 31, 1997 and 1996, respectively. The loans are primarily secured by real estate located in West Virginia, Southeastern Ohio, and Virginia. The loans were originated by United's subsidiary banks using underwriting standards as set forth by management. United's loan administration policies are focused on the risk characteristics of the loan portfolio, including commercial real estate loans, in terms of loan approval and credit quality. It is the opinion of management that these loans do not pose any unusual risks and that adequate consideration has been given to the above loans in establishing the allowance for loan losses.

At December 31, 1997, the recorded investment in loans that were considered to be impaired was $12,602,000 (of which $4,156,000 was on a nonaccrual basis). Included in this amount was $5,319,000 of impaired loans for which the related allowance for credit losses was $1,438,000 and $7,283,000 of impaired loans that did not have an allowance for credit losses. At December 31, 1996, the recorded investment in loans that were considered to be impaired was $10,317,000 (of which $4,361,000 was on a nonaccrual basis). Included in this amount was $5,631,000 of impaired loans for which the related allowance for credit losses was $1,451,000 and $4,686,000 of impaired loans that did not have an allowance for credit losses.

The average recorded investment in impaired loans during the years ended December 31, 1997, 1996 and 1995 was approximately $11,482,000, $9,442,000 and
$9,545,000, respectively.

The amount of interest income that would have been recorded on impaired loans under the original terms was $1,471,000, $1,464,000 and $1,045,000 for the years ended December 31, 1997, 1996 and 1995, respectively. For the years ended December 31, 1997, 1996 and 1995, United recognized interest income on those impaired loans of approximately $907,000, $638,000 and $412,000, respectively, substantially all of which was recognized using the accrual method of income recognition.

United's subsidiary banks have made loans, in the normal course of business, to the directors and officers of United and its subsidiaries, and to their associates. Such related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $83,660,000 and $72,367,000 at December 31, 1997 and 1996, respectively. During
1997, $36,929,000 of new loans were made, repayments totaled $30,045,000, and other changes due to the change in composition of United's board members and executive officers approximated $4,409,000.

Note E--Bank Premises and Equipment and Leases

Bank premises and equipment are summarized as follows:

       (In thousands)                                    December 31
                                                     ---------------------
                                                       1997          1996
                                                     -------       -------
       Land                                          $ 8,921       $ 7,892
       Building and improvements                      35,540        34,414
       Leasehold improvements                          5,002         5,784
       Furniture, fixtures, and equipment             31,701        30,093
                                                     -------       -------
                                                      81,164        78,183

       Less allowance for depreciation and
          amortization                                41,674        44,633
                                                     -------       -------
       Net bank premises and equipment               $39,490       $33,550
                                                     =======       =======

United and certain banking subsidiaries have entered into various noncancelable operating leases. These noncancelable operating leases are subject to renewal options under various terms and some leases provide for periodic rate adjustments based on cost-of-living index changes. Rent expense for noncancelable operating leases approximated $2,019,000, $1,908,000 and $1,822,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

Notes to Consolidated Financial Statements

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more, for years subsequent to December 31, 1997, consisted of the following:

              (In thousands)
              Year                                 Amount
              ----                                -------
              1998                                $ 2,333
              1999                                  2,196
              2000                                  1,801
              2001                                  1,766
              2002                                  1,368
              Thereafter                            1,236
                                                  -------
                Total minimum lease payments      $10,700
                                                  =======


Note F--Deposits

The book value of deposits consisted of the following:

              (In thousands)                           December 31
                                               --------------------------
                                                  1997            1996
                                               ----------      ----------
              Noninterest-bearing checking     $  317,930      $  261,048
              Interest-bearing checking            52,506          62,783
              Regular savings                     288,504         293,755
              Money market accounts               421,348         362,223
              Time deposits under $100,000        838,094         709,309
              Time deposits over $100,000         187,665         138,436
                                               ----------      ----------
                Total deposits                 $2,106,047      $1,827,554
                                               ==========      ==========


Interest paid on deposits and borrowings approximated $82,959,000, $72,568,000 and $63,167,000 in 1997, 1996 and 1995, respectively.

At December 31, 1997, the scheduled maturities of time deposits are as follows:

              (In thousands)

              Year                                  Amount
              ----                                ----------
              1998                                $  668,860
              1999                                   297,332
              2000                                    37,119
              2001                                     9,481
              2002 and thereafter                     12,967
                                                  ----------
                  Total minimum lease payments    $1,025,759
                                                  ==========

United's subsidiary banks have received deposits, in the normal course of business, from the directors and officers of United and its subsidiaries, and their associates. Such related party deposits were accepted on substantially the same terms, including interest rates and maturities, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these deposits was $21,253,000 and $18,335,000 at December 31, 1997 and 1996, respectively.

Note G--Borrowings

United's lead subsidiary, United National Bank (UNB), is a member of the Federal Home Loan Bank of Pittsburgh (FHLB). Membership in the FHLB makes available short-term and long-term borrowings from collateralized advances. At December 31, 1997, United had approximately $549,633,000 of available borrowings in the form of collateralized advances from the FHLB at prevailing interest rates.

At December 31, 1997, $139,000,000 of FHLB advances with an interest rate of 6.50% had an overnight maturity. Additionally, $3,695,000 of FHLB advances with a weighted average interest rate of 6.06% are scheduled to mature from fourteen to twenty years.

UNB also has various unused lines of credit available from certain of its correspondent banks in the aggregate amount of $128,000,000. These lines of credit, which bear interest at prevailing market rates, permit UNB to borrow funds in the overnight market, and are renewable annually subject to certain conditions.

At December 31, 1997 and 1996, borrowings and the related weighted average interest rate were as follows:

    (In thousands)                                    1997                        1996
                                              ---------------------      ----------------------
                                                           Weighted                    Weighted
                                                            Average                     Average
                                               Amount        Rate         Amount         Rate
                                              --------     --------      --------      --------
    Federal funds purchased                   $ 20,961       6.73%       $  4,491        6.81%
    Securities sold under agreements
       to repurchase                           109,909       4.37%         71,091        4.16%
    FHLB advances                              142,695       6.49%        132,631        6.63%
                                              --------                   --------
                                     Total    $273,565                   $208,213
                                              ========                   ========

Information concerning securities sold under agreements to repurchase (in thousands) is summarized as follows:

                                                   1997          1996
                                                 --------      -------
    Average balance during the year              $ 95,565      $66,463
    Average interest rate during the year            4.24%        4.04%
    Maximum month-end balance during the year    $123,949      $79,664

Notes to Consolidated Financial Statements

Note H--Income Taxes

The income tax provisions included in the consolidated statements of income are summarized as follows:

         (In thousands)                        Year Ended December 31
                                         ------------------------------------
                                           1997          1996           1995
                                         -------       -------        -------
         Current expense:
            Federal                      $20,163       $15,271        $15,313
            State                            947         1,429          2,328
         Deferred expense (benefit):
            Federal and State                387            (9)           141
                                         -------       -------        -------
         Income taxes                    $21,497       $16,691        $17,782
                                         =======       =======        =======


The following is a reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to income before income taxes:

(In thousands)                                               Year Ended December 31
                                       ----------------------------------------------------------------

                                              1997                   1996                   1995
                                       -----------------      ------------------     ------------------
                                        Amount        %        Amount         %       Amount         %
                                       -------      ----      -------       ----     -------       ----
Tax on income before taxes at
   statutory federal rate              $21,853      35.0%     $16,521       35.0%    $17,710       35.0%
Plus: State income taxes net of
   federal tax benefits                    632       1.0          929        2.0       1,619        3.2
                                       -------      ----      -------       ----     -------       ----
                                        22,485      36.0       17,450       37.0      19,329       38.2
Increase (decrease) resulting from:
      Tax-exempt interest income        (1,410)     (2.3)      (1,464)      (3.1)     (1,683)      (3.3)
Other items-net                            422       0.7          705        1.5         136        0.2
                                       -------      ----      -------       ----     -------       ----
Income taxes                           $21,497      34.4%     $16,691       35.4%    $17,782       35.1%
                                       =======      ====      =======       ====     =======       ====


Federal income tax benefit applicable to securities transactions approximated $34,000 in 1996. There were no securities transactions in 1997 and 1995.

Income taxes paid approximated $21,876,000, $14,035,000 and $19,052,000 in 1997,
1996 and 1995, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of United's deferred tax assets and liabilities (included in other assets) at December 31, 1997 and 1996 are as follows:

       (In thousands)                                  1997          1996
                                                      -------      -------
       Deferred tax assets:
          Allowance for loan losses                   $ 9,321      $ 8,889
          Accrued benefits payable                      1,366        1,600
          Other accrued liabilities                     2,874        2,213
          Net deferred loan fees                          295          488
          Other real estate owned                         117           69
          Other                                                        363
                                                      -------      -------
                        Total deferred tax assets      13,973       13,622
                                                      -------      -------
       Deferred tax liabilities:
          Premises and equipment                        2,498        1,784
          Core deposit intangibles                        887          417
          Income tax allowance for loan losses          1,462        1,462
          Prepaid assets                                  169          149
          Deferred mortgage points                      1,663        1,582
          Securities available for sale                 2,950          514
          Other                                           492          441
                                                      -------      -------
                   Total deferred tax liabilities      10,121        6,349
                                                      -------      -------
       Net deferred tax assets                        $ 3,852      $ 7,273
                                                      =======      =======

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

Net periodic pension cost included the following components:

       (In thousands)                                               Year Ended December 31
                                                           ---------------------------------------
                                                             1997             1996           1995
                                                           -------          -------        -------
       Service cost                                        $   739          $   861        $   718
       Interest cost on projected benefit obligation         1,451            1,439          1,263
       Actual return on plan assets                         (4,402)          (2,849)        (3,499)
       Net amortization and deferral                         2,395            1,014          1,852
                                                           -------          -------        -------
       Net periodic pension cost                           $   183          $   465        $   334
                                                           =======          =======        =======

Notes to Consolidated Financial Statements

The following table sets forth the funded status of United's defined benefit plan and amounts recognized in the respective consolidated balance sheets:

         (In thousands)                                                          December 31
                                                                          --------------------------
                                                                            1997              1996
                                                                          --------          --------
         Vested benefit obligation                                        $(16,986)         $(15,715)
         Nonvested benefit obligation                                         (452)             (408)
                                                                          --------          --------
         Accumulated benefit obligation                                    (17,438)          (16,123)
         Effect of future pay increases                                     (4,472)           (5,046)
                                                                          --------          --------
         Projected benefit obligation for services rendered to date        (21,910)          (21,169)
         Plan assets at fair value, primarily marketable securities         27,040            23,109
                                                                          --------          --------
         Excess of plan assets over projected benefit obligation             5,130             1,940
         Unrecognized net gain from past experience different from
            that assumed and effects of changes in assumptions              (5,318)           (1,877)
         Unrecognized prior service cost                                       325               388
         Unrecognized transition asset                                        (695)             (826)
                                                                          --------          --------
         Accrued pension liability included in other liabilities          $   (558)         $   (375)
                                                                          ========          ========


At December 31, 1997, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.25% and 4.5%. At December 31, 1996, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.5% and 4.5%. The weighted average expected long-term rate of return on United's plan assets was 9.00% for the years ended December 31, 1997, 1996 and 1995.

The United Savings and Stock Investment Plan (the Plan) is a deferred compensation plan under Section 401(k) of the Internal Revenue Code. All employees who complete one year of service are eligible to participate in the Plan. Each participant may contribute from 1% to 10% of pre-tax earnings to his or her account which may be invested in any of four investment options chosen by the employee. United matches 100% of the first 2% of salary deferred and 25% of the next 2% of salary deferred with United common stock. Vesting is 100% for employee deferrals and the United match at the time the employee makes his/her deferral. United's expense relating to the Plan approximated $410,000, $330,000 and $297,000 in 1997, 1996 and 1995, respectively.

The assets of United's defined benefit plan and 401(k) Plan each include investments in United common stock. At December 31, 1997, the combined plan assets included 679,518 shares of United common stock with an approximate fair value of $16,223,000.

United has certain other deferred compensation plans covering various key employees. Periodic charges are made to operations so that the present value of the liability due each employee is fully recorded as of the date of their retirement. Amounts charged to expense have not been significant in any year.

United has three incentive stock option plans for key employees, the 1988, 1991 and 1996 plans. The plans provide for the granting of stock options of up to 200,000, 1,000,000 and 1,200,000 shares of common stock, respectively. No further grants will be made under the 1988 and 1991 plans. At December 31, 1997, 779,122 options were available for future grant under the 1996 plan. Under the provisions of the plans, the option price per share shall not be less than the fair market value of United's common stock on the date of grant. Accordingly, no compensation expense is recognized for these options.

The following table summarizes information about stock options outstanding at December 31, 1997:

                                             Options Outstanding         Options Exercisable
                                          -------------------------   ------------------------
                                            Weighted-
                                             Average      Weighted-                  Weighted-
                                           Remaining      Average                     Average
      Range of                Number      Contractual     Exercise       Number      Exercise
      Exercise Prices       Outstanding       Life          Price     Exercisable      Price
      ----------------      -----------   -----------     ---------   -----------    ---------
      $ 5.50 to $ 7.00         40,600        3 years       $ 6.62         40,600      $ 6.62
      $ 6.88 to $15.00        610,232        6 years        12.18        565,056       11.95
      $14.88 to $22.00        417,374        9 years        18.56         99,844       14.88

The following is a summary of activity of United's Incentive Stock Option Plans:

                                           Stock
                                          Options        Range of Exercise Prices
                                         ---------       ------------------------
      Outstanding at January 1, 1995       769,350        $13.50          $ 5.50
      Granted                              200,000         15.00
      Exercised                             89,000         13.50            5.50
      Forfeited                             18,900         13.50            9.88
                                         ---------
      Outstanding at December 31, 1995     861,450         15.00            5.50
      Granted                              218,972         14.88
      Exercised                             96,050         13.50            5.50
      Forfeited                              4,130         15.00           11.50
                                         ---------
      Outstanding at December 31, 1996     980,242         15.00            5.50
      Granted                              215,500         22.00
      Exercised                             91,136         15.00            6.63
      Forfeited                             36,400         15.00           11.50
                                         ---------
      Outstanding at December 31, 1997   1,068,206        $22.00          $ 5.50
                                         =========

      Exercisable at:
      December 31, 1995                    527,274        $13.50          $ 5.50
      December 31, 1996                    619,998        $15.00          $ 5.50
      December 31, 1997                    705,500        $15.00          $ 5.50

Notes to Consolidated Financial Statements

Because the exercise price of the option granted is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma net income and earnings per share, determined as if United had recognized compensation expense for its employee stock options under the fair value method, have not been presented because the effect of applying the fair value method prescribed by SFAS 123 to the 1997, 1996 and 1995 options awarded produces amounts that are not materially different from amounts reported herein.

The estimated fair value of the options at the date of grant was $10.12, $5.88, and $5.69 for the options granted during 1997, 1996, and 1995, respectively. The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates of 6.44%, 6.78%, and 6.24%; dividend yields of 3.08%, 4.10%, and 4.00%; volatility factors of the expected market price of United's common stock of 0.182, 0.185, and 0.185; and a weighted average expected option life of 7 years.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the counterparty. United had approximately $455,767,000 and $337,582,000 of loan commitments outstanding as of December 31, 1997 and 1996, respectively, substantially all of which expire within one year.

Commercial and standby letters of credit are agreements used by United's customers as a means of improving their credit standing in their dealings with others. Under these agreements, United guarantees certain financial commitments of its customers. United has issued commercial and standby letters of credit of $36,243,000 and $24,837,000 as of December 31, 1997 and 1996, respectively.

At December 31, 1997, United had open commitments amounting to approximately $2,000,000 to sell mortgage-backed securities with varying settlement dates generally not extending beyond March 1998. As such, United is not exposed to significant risk nor will it derive any significant benefit from changes in interest rates on the price of the mortgage loan inventory, net of gains or losses of associated hedge positions.

Management does not anticipate any material losses as a result of these loan commitments, standby letters of credit and forward contracts for the delivery of mortgage-backed securities.

In the normal course of business, United and its subsidiaries are currently involved in various legal proceedings. Management is vigorously pursuing all its legal and factual defenses and, after consultation with legal counsel, believes that all such litigation will be resolved with no material effect on United's financial position or results of operations.

Note K--United Bankshares, Inc. (Parent Company Only) Financial Information

Condensed Balance Sheets

(In thousands)                                                         December 31
                                                                   --------------------
                                                                    1997          1996
                                                                   -------     --------
Assets
   Cash                                                            $ 6,834     $ 12,958
   Securities available for sale                                    16,742       10,813
   Securities held to maturity                                       1,521        1,520
   Investment in subsidiaries:
      Bank subsidiaries                                            250,087      238,902
      Non-bank subsidiaries                                          1,303        1,264
   Loans                                                            14,300
   Other assets                                                      1,297          272
                                                                  --------     --------
                                              Total Assets        $292,084     $265,729
                                                                  ========     ========
Liabilities and Shareholders' Equity
   Accrued expenses and other liabilities                         $ 12,646      $ 7,215
   Shareholders' equity (including a net unrealized holding
      gain of $5,479 and $954 on securities available for sale at
      December 31, 1997 and 1996, respectively)                    279,438      258,514
                                                                  --------     --------
                Total Liabilities and Shareholders' Equity        $292,084     $265,729
                                                                  ========     ========

Notes to Consolidated Financial Statements

Note K--United Bankshares, Inc. (Parent Company Only) Financial Information
        (continued)

Condensed Statements of Income

(In thousands)                                                                    Year Ended December 31
                                                                        -----------------------------------------
                                                                          1997              1996            1995
                                                                        -------           -------         -------
Income
   Dividends from bank subsidiaries                                     $ 69,637          $17,847         $26,496
   Interest and fees on loans                                                 85
   Management fees:
      Bank subsidiaries                                                    3,476            3,467           3,018
      Non-bank subsidiaries                                                   12               12              12
   Other income                                                              707              557             268
                                                                        --------          -------         -------
                                                       Total Income       73,917           21,883          29,794
Expenses
   Operating expenses                                                      5,516            4,725           4,606
                                                                        --------          -------         -------
      Income Before Income Taxes and (Excess Dividends)
         Equity in Undistributed Net Income of Subsidiaries               68,401           17,158          25,188
Applicable income tax benefit                                               (424)             (12)           (269)
                                                                        --------          -------         -------
   Income Before (Excess Dividends) Equity in
      Undistributed Net Income of Subsidiaries                            68,825           17,170          25,457
Equity in (excess dividends) undistributed net
   income of subsidiaries:
      Bank subsidiaries                                                  (27,925)          13,302           7,349
      Non-bank subsidiaries                                                   39               40              11
                                                                        --------          -------         -------
                                                         Net Income     $ 40,939          $30,512         $32,817
                                                                        ========          =======         =======

Note K--United Bankshares, Inc. (Parent Company Only) Financial Information
        (continued)

Condensed Statements of Cash Flows

(In thousands)                                                  Year Ended December 31
                                                       -----------------------------------------
                                                         1997             1996            1995
                                                       --------         --------        --------
Operating Activities:
   Net income                                          $ 40,939         $ 30,512        $ 32,817
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Equity in excess dividends (undistributed
            net income) of subsidiaries                  27,886          (13,342)         (7,360)
         Depreciation and net amortization                   11               26              33
         Net gain on sales of investment securities                          (24)
   Net change in other assets and liabilities             2,276             (106)            790
                                                       --------         --------        --------
Net Cash Provided by Operating Activities                71,112           17,066          26,280
                                                       --------         --------        --------
Investing Activities
   Net purchases of securities available for sale        (1,346)           1,585          (8,439)
   Purchase of loans                                    (14,300)
   Increase in investment in subsidiaries                    (1)                          (2,400)
   Cash paid in acquisition of subsidiary               (37,562)                          (5,280)
                                                       --------         --------        --------
Net Cash (Used in) Provided by Investing Activities     (53,209)           1,585         (16,119)
                                                       --------         --------        --------
Financing Activities
   Cash dividends paid                                  (19,831)         (16,541)        (10,273)
   Pre-merger dividends of pooled company                                   (382)         (2,729)
   Acquisition of treasury stock                         (5,754)          (3,395)         (1,273)
   Proceeds from the sale of treasury stock                 606
   Proceeds from exercise of stock options                  952              851             666
   Purchase of fractional shares                                              (4)
                                                       --------         --------        --------
Net Cash Used in Financing Activities                   (24,027)         (19,471)        (13,609)
                                                       --------         --------        --------
Decrease in Cash and Cash Equivalents                    (6,124)            (820)         (3,448)
Cash and Cash Equivalents at Beginning of Year           12,958           13,778          17,226
                                                       --------         --------        --------
Cash and Cash Equivalents at End of Year               $  6,834         $ 12,958        $ 13,778
                                                       ========         ========        ========

Notes to Consolidated Financial Statements

Note L--Other Income and Expense

The following details certain items of other income and expense for the periods indicated:

    (In thousands)                                                    Year Ended December 31
                                                               -----------------------------------
                                                                1997          1996           1995
                                                               ------        ------         ------
    Other income:
       Service charges and fees on deposits                    $8,672        $8,014         $7,063
       Bankcard                                                 2,717         2,048          1,739
       Net income (loss) from mortgage banking operations       3,135          (431)         1,012
       Loss on sales of investment securities                                   (98)
       Other income                                               528           234            927
    Other expense:
       Data processing                                         $2,146        $2,974         $2,548
       FDIC insurance expense                                     119         2,986          2,364
       Legal and consulting                                       871         2,138          2,595
       Advertising                                              1,618         2,173          1,747
       Goodwill amortization                                    2,750         1,915          1,551
       Equipment expense                                        3,512         3,191          3,021


Note M--Regulatory Matters

The subsidiary banks are required to maintain average reserve balances with their respective Federal Reserve Bank. The average amount of those reserve balances for the year ended December 31, 1997, was approximately $23,698,000.

The primary source of funds for the dividends paid by United Bankshares, Inc. to its shareholders is dividends received from its subsidiary banks. Dividends paid by United's subsidiary banks are subject to certain regulatory limitations. Generally, the most restrictive provision requires regulatory approval if dividends declared in any year exceed that year's net income, as defined, plus the retained net profits of the two preceding years.

During 1998, the retained net profits available for distribution to United Bankshares, Inc., as dividends without regulatory approval, are approximately $3,876,000, plus net income for the interim period through the date of declaration.

Under Federal Reserve regulation, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the parent company. Loans from the banking subsidiaries to the parent company are limited to 10% of the banking subsidiaries' capital and surplus, as defined, or $13,475,000 at December 31, 1997, and must be secured by qualifying collateral.

United's subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Pursuant to capital adequacy guidelines, United's subsidiary banks must meet specific capital guidelines that involve quantitative measures of the banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. United's subsidiary banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios of total and Tier I capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier I capital, as defined, to average assets, as defined. Management believes, as of December 31, 1997, that United exceeds all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from its regulators, United and its subsidiary banks were categorized as well capitalized. To be categorized as well capitalized, United must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed United's category.

United's and United's lead bank's, United National Bank, capital amounts (in thousands of dollars) and ratios are presented in the following table.

                                                 Actual
                                            ------------------
                                            Amount       Ratio
                                            -------      -----
As of December 31, 1997:
   Total Capital (to Risk-
   Weighted Assets):
      United Bankshares                     $261,646      13.5%
      United National Bank                   204,907      12.5%
   Tier I Capital (to Risk-
   Weighted Assets):
      United Bankshares                      237,342      12.2%
      United National Bank                   184,451      11.3%
   Tier I Capital
   (to Average Assets):
      United Bankshares                      237,342       9.2%
      United National Bank                   184,451       8.1%

As of December 31, 1996:
   Total Capital (to Risk-
   Weighted Assets):
      United Bankshares                     $263,759      16.5%
      United National Bank                   231,697      15.2%
   Tier I Capital (to Risk-
   Weighted Assets):
      United Bankshares                      243,827      15.3%
      United National Bank                   212,635      13.9%
   Tier I Capital
   (to Average Assets):
      United Bankshares                      243,827      10.8%
      United National Bank                   212,635       9.8%

                                              For Capital                                     To Be Well
                                           Adequacy Purposes                                  Capitalized
                               ------------------------------------------      -------------------------------------------
                                Amount                   Ratio                  Amount                  Ratio
                               -------                   -----                 -------                  -----
As of December 31, 1997:
   Total Capital (to Risk-
   Weighted Assets):
      United Bankshares        $155,546     (greater than or equal to)8.0%     $194,433     (greater than or equal to)10.0%
      United National Bank      130,917     (greater than or equal to)8.0%      163,647     (greater than or equal to)10.0%
   Tier I Capital (to Risk-
   Weighted Assets):
      United Bankshares          77,773     (greater than or equal to)4.0%      116,660     (greater than or equal to) 6.0%
      United National Bank       65,459     (greater than or equal to)4.0%       98,188     (greater than or equal to) 6.0%
   Tier I Capital
   (to Average Assets):
      United Bankshares         103,037     (greater than or equal to)4.0%      128,796     (greater than or equal to) 5.0%
      United National Bank       91,559     (greater than or equal to)4.0%      114,449     (greater than or equal to) 5.0%

As of December 31, 1996:
   Total Capital (to Risk-
   Weighted Assets):
      United Bankshares        $127,564     (greater than or equal to)8.0%     $159,455     (greater than or equal to)10.0%
      United National Bank      122,000     (greater than or equal to)8.0%      152,500     (greater than or equal to)10.0%
   Tier I Capital (to Risk-
   Weighted Assets):
      United Bankshares          63,782     (greater than or equal to)4.0%       95,673     (greater than or equal to) 6.0%
      United National Bank       61,000     (greater than or equal to)4.0%       91,500     (greater than or equal to) 6.0%
   Tier I Capital
   (to Average Assets):
      United Bankshares          90,537     (greater than or equal to)4.0%      113,171     (greater than or equal to) 5.0%
      United National Bank       86,902     (greater than or equal to)4.0%      108,627     (greater than or equal to) 5.0%

Notes to Consolidated Financial Statements

Note N--Fair Values of Financial Instruments

The following methods and assumptions were used by United in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities: The estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: The estimated fair values of variable-rate loans that reprice frequently with no significant change in credit risk are based on carrying values. The fair values of certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit worthiness.

Off-Balance Sheet Instruments: Fair values of United's loan commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair values of these commitments approximate their carrying values. The fair value of forward contracts for the delivery of mortgage-backed securities in connection with its mortgage banking activities is based upon quoted market prices or prices of similar instruments when available.

Deposits: The fair values of demand deposits (e.g., interest and noninterest checking, regular savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Federal Home Loan Bank Borrowings: The fair values of United's Federal Home Loan Bank borrowings are estimated using discounted cash flow analyses, based on United's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of United's financial instruments are summarized below:

(In thousands)                              December 31, 1997                   December 31, 1996
                                        ---------------------------        ---------------------------
                                         Carrying          Fair             Carrying           Fair
                                          Amount          Value              Amount           Value
                                        ----------       ----------        ----------       ----------
Cash and cash equivalents               $   90,172       $   90,172        $   89,520       $   89,520
Securities available for sale              273,868          273,868           161,629          161,629
Securities held to maturity                179,294          181,185           170,702          173,505
Loans                                    2,035,701        2,052,751         1,825,322        1,835,619
Deposits                                 2,106,047        2,107,804         1,827,554        1,827,609
Short-term borrowings                      130,870          130,870            75,582           75,582
FHLB borrowings                            142,695          142,781           132,631          132,553

(In thousands)                               December 31, 1997                   December 31, 1996
                                          -------------------------           -------------------------
                                          Notional           Fair             Notional           Fair
                                           Amount            Value             Amount            Value
                                          --------          -------           --------          -------
Off-Balance Sheet:
Forward contracts related to mortgage
   banking operations                      $ 1,425          $ 1,426             6,000             6,022


Note O--Stock Split

In November 1997, United's Board of Directors approved a two-for-one stock split effected in the form of a 100% stock dividend to be distributed on March 27, 1998, to shareholders of record as of March 13, 1998. The change in capital structure due to the dividend has been given retroactive effect in the December 31, 1997 balance sheet and all references to shares and per share data have been retroactively restated for the effect of the 100% stock dividend.

Notes to Consolidated Financial Statements

Note P--Quarterly Financial Data (Unaudited)

Quarterly financial data for 1997 and 1996 is summarized below:

(Dollars in thousands except per share data)       1st Quarter        2nd Quarter      3rd Quarter      4th Quarter
                                                   -----------        -----------      -----------      -----------
1997
Interest income                                      $44,300           $45,345           $48,825          $51,782
Interest expense                                      19,158            19,948            21,953           23,440
Net interest income                                   25,142            25,397            26,872           28,342
Provision for loan losses                                600               550             1,000              950
Income from mortgage
   banking operations                                    294               313             1,858              670
Other noninterest income                               3,788             3,889             4,326            4,594
Noninterest expense                                   13,627            13,542            16,263           16,517
Income taxes                                           4,949             5,387             5,448            5,713
Net income                                            10,048            10,120            10,345           10,426

Per share data:
Average shares outstanding (000s):
   Basic                                              30,071            29,898            29,906           29,960
   Diluted                                            30,325            30,188            30,295           30,348
Net income per share: (1)
   Basic                                               $0.33             $0.34             $0.35            $0.35
   Diluted                                             $0.33             $0.34             $0.34            $0.34
Dividends per share                                    $0.16             $0.17             $0.17            $0.18

1996
Interest income                                      $42,188           $41,527           $44,609          $44,034
Interest expense                                      17,697            17,436            18,865           19,187
Net interest income                                   24,491            24,091            25,744           24,847
Provision for loan losses                                611               949               600              450
Income (loss) from mortgage
   banking operations                                     58            (1,963)              802              672
Other noninterest income                               3,523             3,691             3,753            3,653
Noninterest expense                                   14,812            18,192            16,540           14,005
Income taxes (2)                                       4,560             5,414             1,936            4,781
Net income                                             8,089             1,264            11,223            9,936

Per share data:
Average shares outstanding (000s):
   Basic                                              30,293            30,293            30,303           30,237
   Diluted                                            30,436            30,445            30,459           30,426
Net income per share: (1)
   Basic                                               $0.27             $0.04             $0.37            $0.33
   Diluted                                             $0.27             $0.04             $0.37            $0.33
Dividends per share                                    $0.15             $0.15             $0.16            $0.16


(1) Earnings per share amounts have been restated to comply with SFAS No. 128.
(2) In the second quarter of 1996, United recorded additional income tax expense of $3,086 due to the recapture of Eagle's bad debt reserve into taxable income. However, as a result of legislation enacted during the third quarter of 1996, United was relieved of the liability.

Selected Financial Data

(Dollars in thousands except per share data)                           Five Year Summary
                                               ------------------------------------------------------------------
                                                 1997          1996           1995           1994          1993
                                               --------      --------       --------       --------      --------
Summary of Operations:
Total interest income                          $190,252      $172,358       $165,815       $147,637      $140,624
Total interest expense                           84,499        73,185         70,167         55,672        55,037
Net interest income                             105,753        99,173         95,648         91,965        85,587
Provision for loan losses                         3,100         2,610          2,320          2,202         4,830
Other income                                     19,732        14,189         14,752         12,238        14,300
Other expense                                    59,949        63,549         57,481         55,908        56,107
Income taxes                                     21,497        16,691         17,782         15,709        12,482
Income before cumulative
   effect of accounting change                   40,939        30,512         32,817         30,384        26,468
Net income                                       40,939        30,512         32,817         30,384        27,797
Cash dividends (2)                               20,344        17,847         13,817         12,604        10,918
Per common share: (1)
Income before cumulative effect of
   accounting change:
      Basic                                       $1.37         $1.01          $1.10          $1.01         $0.88
      Diluted                                      1.35          1.00           1.09           1.00          0.88
Net income:
      Basic                                       $1.37         $1.01          $1.10          $1.01         $0.92
      Diluted                                      1.35          1.00           1.09           1.00          0.92
Cash dividends (2)                                 0.68          0.62           0.59           0.53          0.48
Book value per share                               9.33          8.57           8.23           7.55          7.11
Selected Ratios:
Return on average
   shareholders' equity                           15.28%        11.98%         13.86%         13.67%        13.41%
Return on average assets                           1.68%         1.35%          1.52%          1.44%         1.39%
Dividend payout ratio (2)                         49.69%        58.49%         49.21%         50.61%        50.30%
Selected Balance Sheet Data:
Average assets                               $2,433,421    $2,263,428     $2,162,760     $2,107,476    $2,006,875
Investment securities                           453,162       332,331        321,019        372,069       439,699
Total loans                                   2,060,487     1,847,605      1,732,986      1,652,275     1,462,574
Total assets                                  2,699,790     2,326,877      2,210,230      2,170,340     2,035,452
Total deposits                                2,106,047     1,827,554      1,774,599      1,714,190     1,699,131
Long-term borrowings                              3,695        25,621         34,497         84,374        32,564
Total borrowings and other liabilities          314,305       240,809        186,397        230,516       122,274
Shareholders' equity                            279,438       258,514        249,234        225,634       214,047


(1) All references to shares and per share data have been retroactively restated for the effect of a two-for-one stock split effected in the form of a 100% stock dividend distributed on March 27, 1998, to shareholders of record as of March 13, 1998.
(2) Cash dividends are the amounts declared by United and do not include cash dividends of acquired subsidiaries prior to the dates of consummation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 to encourage corporations to provide investors with information about the company's anticipated future financial performance, goals, and strategies. The act provides a safe harbor for such disclosure, in other words, protection from unwarranted litigation if actual results are not the same as management expectations.

United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of United in this report, in any other reports and filings, in press releases and in oral statements, involves numerous assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by United's statements for a variety of factors including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature and extent of governmental actions and reforms; and rapidly changing technology and evolving banking industry standards.

Introduction

The following discussion and analysis presents the significant changes in financial condition and the results of operations of United and its subsidiaries for the periods indicated below. This discussion and the consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries, unless otherwise indicated.

This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this document.

The following broad overview of the financial condition and results of operations is not intended to replace the more detailed discussion which is presented under specific headings on the following pages.

1997 Compared to 1996

Overview

In November 1997, United's Board of Directors approved a two-for-one stock split effected in the form of a 100% stock dividend that was distributed on March 27, 1998, to shareholders of record as of March 13, 1998. The change in capital structure due to the dividend has been given retroactive effect in the December 31, 1997, balance sheet and all references to shares and per share data have been retroactively restated for the effect of the dividend.

On August 1, 1997, United acquired 100% of the outstanding common stock of First Patriot Bankshares Corporation, Reston, Virginia ("Patriot") for cash consideration of approximately $39.22 million. The transaction was accounted for using the purchase method of accounting and, accordingly, the following discussion includes the financial position and results of operations of Patriot from the effective merger date forward. At the time of consummation, Patriot had assets of approximately $211 million, securities available for sale of $37 million, loans, net of unearned income, of $135 million, other assets of $34 million (including $26 million of goodwill), deposits of $154 million and other liabilities of $57 million, all of which reflected purchase accounting adjustments.

Earnings Summary

For the year ended December 31, 1997, net income increased 34.2% to $40,939,000. Net income per share of $1.35 for the year increased 35.0% from $1.00 in 1996. Dividends per share increased 9.7% from $0.62 in 1996 to a record level of $0.68 per share in 1997. This was the twenty-fourth consecutive year of dividend increases to shareholders.

United's return on average assets of 1.68% for 1997 compared very favorably with regional and national peer grouping information provided by Wheat, First Securities, Inc. of 1.32% and 1.18%. United's return on average shareholders' equity of 15.28%, as compared with regional and national peer group information of 16.20% and 15.58%, is indicative of United's very strong capital levels. United, one of the nation's most profitable regional banking companies, has a strong capital position, and is well positioned to take advantage of future growth opportunities.

United has strong core earnings driven by a net interest margin of 4.76% for 1997. Net interest income increased by $6.58 million or 6.63% for the year ended December 31, 1997 as compared to the same period for 1996. The provision for loan losses of $3.10 million increased $0.49 million or 18.77% when compared to the year ended December 31, 1996. Noninterest income, including income from mortgage banking operations, increased $5.54 million or 39.07% for 1997 when compared to 1996. Noninterest expenses decreased $3.60 million or 5.66% for 1997 compared to the same period in 1996. The effective tax rate for the year ended December 31, 1997 approximated 34.43% compared to 35.36% for 1996.

Financial Condition Summary

Total assets were $2.70 billion at December 31, 1997, up $372.91 million or 16.0% compared with year-end 1996. Loans, net of unearned income, reflected a $212.88 million increase from 1996 to 1997 due to the acquisition of Patriot and internal growth. Investment securities reflected a $120.83 million increase for 1997 as compared with year-end 1996 as a result of United's securitization of approximately $87 million of fixed rate mortgage loans during 1997. All other assets increased $41.05 million. Approximately $26 million of the increase was due to goodwill associated with the third quarter acquisition of Patriot.

Total deposits grew $278.49 million or 15.2% from year-end 1996 due to United's offering of new deposit products introduced in late 1996 and the acquisition of Patriot during the third quarter of 1997. Since December 31, 1996, United has realized an increase of $221.61 million in interest-bearing deposits and a $56.88 million increase in noninterest-bearing deposits. United's short-term borrowings increased $55.29 million and its FHLB borrowings increased $10.06 million as United utilized these sources of funds to fund the cash acquisition of Patriot and to help fund loan growth. Accrued expenses and other liabilities increased $8.14 million or 25.0% since year-end 1996 as a result of the acquisition of Patriot and higher merger expenses.

Shareholders' equity increased $20.92 million or 8.1% from December 31, 1996 to December 31, 1997. United continues to maintain an appropriate balance between capital adequacy and return to shareholders. At December 31, 1997, United's regulatory capital ratios, including those of its bank subsidiaries, exceeded the levels established for well-capitalized institutions.

The following discussion explains in more detail the results of operations and changes in financial condition by major category.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income

Net interest income represents the primary component of United's earnings. It is the difference between interest and fee income from earning assets and interest expense incurred to fund these assets. Net interest income is impacted by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as changes in market interest rates. Such changes, and their impact on net interest income in 1997, are summarized below.

For the years ended December 31, 1997 and 1996, net interest income approximated $105,753,000 and $99,173,000, respectively. On a tax-equivalent basis the net interest margin was strong at 4.76% in 1997 and 4.85% in 1996 which are well above national peer group margins of 4.06% in 1997 and 4.18% in 1996.

Total interest income of $190,252,000 increased 10.4% in 1997 over 1996 as a result of higher volumes of interest-earning assets and slightly higher yields. Higher average loan volumes of approximately $119 million, resulting primarily from the acquisition of Patriot, contributed to the increase. From December 31, 1996 to December 31, 1997, United experienced a moderate increase in consumer loans of 5.4%, while commercial loans showed an increase of 31.5%. Mortgage loans decreased slightly from 1996 by 1.9% due mainly to the sale of real estate loans by United's mortgage banking subsidiary.

Total interest expense increased $11,314,000 or 15.5% in 1997 compared to 1996. This increase was attributed primarily to United's acquisition of Patriot, competitive pricing of interest-bearing deposits in its markets and continued change in the retail deposit mix as customers shifted funds into products offering higher yields. United's average interest-bearing deposits increased by $138,647,000 or 9.0% in 1997, while its average FHLB advances decreased $16,628,000 or 16.8% and average short-term borrowings increased $30,275,000 or 34.8%. The average cost of funds, which increased from 4.25% in 1996 to 4.51% in 1997, reflected the general upward trend in United's market interest rates during 1997 due to competitive pressures.

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

Nonperforming loans were $15,498,000 at December 31, 1997 and $10,192,000 at December 31, 1996, an increase of 52.1%. This increase can be attributed to United's acquisition of approximately $2.5 million of nonperforming loans from the Patriot transaction in the third quarter of 1997 and decreasing consumer credit quality trends. Loans past due 90 days or more increased $5,511,000 or 94.5% during 1997; nonaccrual loans decreased $205,000 or 4.7% since year-end 1996. Nonperforming loans represented 0.57% of total assets at the end of 1997, as compared to 0.41% for United's national peer group.

At year-end 1997 and 1996, the allowance for loan losses was 1.20% and 1.21% of total loans, net of unearned income. At December 31, 1997 and 1996, the ratio of the allowance for loan losses to nonperforming loans was 159.9% and 218.6%, respectively.

Management believes that the allowance for loan losses of $24,786,000 at December 31, 1997, is adequate to provide for potential losses on existing loans based on information currently available.

For the years ended December 31, 1997 and 1996, the provision for loan losses was $3,100,000 and $2,610,000, respectively. The increase in the provision for 1997 when compared to 1996 was to conform the allowance for loan losses on Patriot's loan portfolio with United's loan valuation policies and in response to growth in the portfolio. The provision for loan losses charged to operations is based on management's evaluation of individual credits, past loan loss experience, and other factors which, in management's judgment, deserve recognition in estimating possible loan losses. Such other factors considered by management include growth and composition of the loan portfolio, known deterioration in certain classes of loans or collateral, trends in delinquencies and current economic conditions.

Total net charge-offs were $3,289,000 in 1997 and $2,872,000 in 1996, which represents 0.17% and 0.16% of average loans for the respective years. United's ratio of net charge-offs to average loans was better than its peer group's ratio of 0.49% in 1997 and 0.23% in 1996.

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

At December 31, 1997, impaired loans were $12,602,000, an increase of $2,285,000 or 22.1% from the $10,317,000 in impaired loans at December 31, 1996, due primarily to the acquisition of Patriot in 1997. For further details, see Note D to the Consolidated Financial Statements.

Other Income

Noninterest income has been and will continue to be an important factor for improving United's profitability. Accordingly, management continues to evaluate areas where noninterest income can be enhanced. Noninterest income increased $5,543,000 or 39.1% for 1997 when compared to 1996. Other income consists of all revenues which are not included in interest and fee income related to earning assets. The increase in noninterest income for 1997 was primarily the result of $3,135,000 of income generated from the sale and servicing of loans by United's mortgage banking subsidiary as compared to a loss of $431,000 during the subsidiary's first year of operation in 1996. Contributing to this increase in income from the mortgage banking operations have been fees generated from the $87 million loan securitization in 1997.

Service charges and fees from customer accounts increased $1,202,000 or 10.6% in 1997. This income includes charges and fees related to various banking services provided by United. The increase was primarily due to a combination of increased fees in bankcard accounts and an increased fee structure for sales of checking related products.

Trust income increased $383,000 or 12.0% in 1997 due to an increased volume of trust business.

Other Expense

Just as management continues to evaluate areas where noninterest income can be enhanced, it strives to improve the efficiency of its operations and thus reduce operating costs. United's cost control efforts have been very successful resulting in an efficiency ratio of 46.5%, which is well below the 57.6% reported by United's national peer group banks and its immediate in-market competitors.

Other expense includes all items of expense other than interest expense, the provision for loan losses and income tax expense. In total, other expense decreased $3,600,000 or 5.7%.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Salaries and employee benefits expense decreased $1,359,000 or 4.7% in 1997 as compared to 1996. The higher salaries and benefits costs for 1996 were attributable to severance and benefit pay of displaced Eagle executive officers, employment contracts and employees at locations where United consolidated certain branches. As of December 31, 1997 and 1996, United employed 972 and 893 full-time equivalent employees, respectively.

Net occupancy expense in 1997 slightly exceeded 1996 levels by $167,000 or 2.8% primarily due to the acquisition of Patriot, decreased rental income and an increase in building rental expense and higher depreciation and real property taxes for company-owned buildings. The overall changes in net occupancy expense for 1997 were insignificant with no material increase or decrease in any one expense category.

Remaining other expense decreased $2,408,000 or 8.4% in 1997 compared to 1996. This decrease in other expense for 1997 related primarily to decreases in deposit insurance expense due to the 1996 SAIF assessment.

Income Taxes

For the year ended December 31, 1997, income tax expense approximated $21,497,000 compared to $16,691,000 for 1996. The increase of $4,806,000 or
28.8% for 1997 when compared to 1996 was primarily the result of increased pretax income in 1997. United's effective tax rate approximated 34.4% in 1997 and 35.4% in 1996. This decrease was due to effective tax planning strategies.

At December 31, 1997, gross deferred tax assets totaled approximately $14.0 million. The allowance for loan losses and various accrued liabilities represent the most significant temporary differences.

Quarterly Results

The first and second quarters of 1997 showed large increases in earnings in comparison to those same two quarters of 1996 as United returned to more normal levels of core income and expenses after the Eagle merger. The 1996 results contained significant reengineering and merger-related and one-time special charges associated with the Eagle merger which distorted United's true financial performance.

In the third quarter of 1997, United reported a decrease in earnings from the same period in 1996. Third quarter 1996 earnings were higher as a result of legislation which relieved United of $3,086,000 in income tax expense that related to the bad debt recapture associated with the Eagle merger.

Net income for the fourth quarter of 1997 was $10,426,000, an increase of 4.9% from the $9,936,000 earned in the fourth quarter of 1996. On a per share basis, fourth quarter earnings were $0.34 per share in 1997 and $0.33 per share in 1996. The increase in earnings was due primarily to an increase in net interest income.

Additional quarterly financial data for 1997 and 1996 may be found in Note P to the Consolidated Financial Statements.

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

Market Risk

The objective of United's Asset/Liability Management function is to maintain consistent growth in net interest income within United's policy guidelines. This objective is accomplished through the management of balance sheet liquidity and interest rate risk exposures due to changes in economic condition, interest rate levels and customer preferences.

Management considers interest rate risk to be United's most significant market risk. Interest rate risk is the exposure to adverse changes in the net interest income of United as a result of changes in interest rates. Consistency in United's earnings is largely dependent on the effective management of interest rate risk.

United employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. One such technique utilizes an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. The model is based on actual cash flows and repricing characteristics for on and off-balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. The model also includes executive management projections for activity levels in product lines offered by United. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

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

As shown in the interest rate sensitivity gap table in this section, United was liability sensitive (excess of liabilities over assets) in the one year horizon. On the surface, this would indicate that rising market interest rates would reduce United's earnings and declining market interest rates would increase earnings. United, however, has not experienced the kind of earnings volatility indicated from the cumulative gap. This is because a significant portion of United's retail deposit base does not reprice on a contractual basis. Management has estimated, based upon historical analyses, that savings deposits are less sensitive to interest rate changes than are other forms of deposits. The GAP table presented herein has been adapted to show the estimated differences in interest rate sensitivity which result when the retail deposit base is assumed to reprice in a manner consistent with historical trends. (See "Management Adjustments" in the GAP table). Using these estimates, United was asset sensitive in the one year horizon in the amount of $63,198,000 or 2.50% of the cumulative gap to related earning assets.

To aid in interest rate management, United's lead bank, UNB, is a member of the Federal Home Loan Bank of Pittsburgh (FHLB). The use of FHLB advances provides United with a low risk means of matching maturities of earning assets and interest-bearing funds to achieve a desired interest rate spread over the life of the earning assets.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Interest rate risk management focuses on maintaining consistent growth in net interest income within Board-approved policy limits. United's Asset/Liability Management Committee (ALCO), which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of change to net interest income as a result of changes in interest rates. Policy established for interest rate risk is stated in terms of the change in net interest income over a twelve month horizon given an immediate and sustained increase or decrease in interest rates. The current limits approved by the Board of Directors are plus or minus 10% for each 100 basis point increase or decrease in interest rates.

The following table shows United's estimated earnings sensitivity profile after management's adjustments as of December 31, 1997:

                        Change in
                     Interest Rates    Percentage Change in
                     (basis points)     Net Interest Income
                     --------------    --------------------
                         +200                 1.94%
                         -200                -2.70%

Given an immediate, sustained 200 basis point upward shock to the yield curve used in the simulation model, it is estimated net interest income for United would increase by 1.94% over one year. A 200 basis point immediate, sustained downward shock in the yield curve would decrease net interest income by an estimated 2.70% over one year. All of these estimated changes in net interest income are within the policy guidelines established by the Board of Directors.

The following table shows the interest rate sensitivity GAP as of December 31, 1997:

Interest Rate Sensitivity Gap
                                             Days
                               ---------------------------------     Total        1 - 5       Over 5
(Dollars in thousands)          0 - 90      91 - 180    181 - 365   One Year      Years        Years      Total
                               --------     --------    ---------   --------   ---------     --------  ----------
Assets
Interest-Earning Assets:
  Federal funds sold and
   securities purchased
   under agreements to
   resell and other short-
   term investments             $ 9,725                              $ 9,725                           $    9,725
  Investment and marketable
    equity securities:
     Taxable                     19,990     $ 3,460     $ 1,818       25,268   $ 139,439     $255,805     420,512
     Tax-exempt                               1,090       3,196        4,286       9,158       19,206      32,650
  Loans, net of unearned
    income                      666,093     165,950     307,717    1,139,760     615,057      305,670   2,060,487
                              ---------   ---------   ---------   ----------   ---------     --------  ----------
Total Interest-Earning
  Assets                      $ 695,808   $ 170,500   $ 312,731   $1,179,039   $ 763,654     $580,681  $2,523,374
                              =========   =========   =========   ==========   =========     ========  ==========
Liabilities
Interest-Bearing Funds:
  Savings and NOW
   accounts                   $ 762,358                            $ 762,358                            $ 762,358
  Time deposits of
   $100,000 & over               47,974    $ 21,626    $ 59,444      129,044    $ 58,069        $ 552     187,665
  Other time deposits           178,376     165,038     199,569      542,983     293,338        1,773     838,094
  Federal funds purchased,
   repurchase agreements
   and other short-term
   borrowing                    130,870                              130,870                              130,870
  FHLB advances                 139,000                              139,000                    3,695     142,695
                             ----------   ---------   ---------   ----------   ---------     --------  ----------
Total Interest-Bearing
  Funds                      $1,258,578   $ 186,664   $ 259,013   $1,704,255   $ 351,407     $  6,020  $2,061,682
                             ==========   =========   =========   ==========   =========     ========  ==========
Interest Sensitivity Gap     $ (562,770)  $ (16,164)  $  53,718   $ (525,216)  $ 412,247     $574,661  $  461,692
                             ==========   =========   =========   ==========   =========     ========  ==========
Cumulative Gap               $ (562,770)  $(578,934)  $(525,216)  $ (525,216)  $(112,969)    $461,692  $  461,692
                             ==========   =========   =========   ==========   =========     ========  ==========
Cumulative Gap as
  a Percentage of Total
  Earning Assets                 (22.30%)    (22.94%)    (20.81%)     (20.81%)     (4.48%)      18.30%      18.30%
Management
  Adjustments                 $ 735,518   $ (49,059)  $ (98,045)  $  588,414   $(588,414)              $        0
Off-Balance
  Sheet Activities
                             ----------   ---------   ---------   ----------   ---------     --------  ----------
Cumulative Management
  Adjusted Gap and Off-
  Balance Sheet Activities    $ 172,748   $ 107,525    $ 63,198   $   63,198   $(112,969)    $461,692  $  461,692
                             ==========   =========   =========   ==========   =========     ========  ==========
Cumulative Management
  Adjusted Gap and Off-
  Balance Sheet Activities
  as a Percentage of Total
  Earning Assets                   6.85%       4.26%       2.50%        2.50%      (4.48%)      18.30%      18.30%
                             ==========   =========   =========   ==========   =========     ========  ==========

Management's Discussion and Analysis of Financial
Condition and Results of Operations

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

Cash flows from operations in 1997 of $32,642,000 were 50.1% lower than the $66,449,000 in 1996 primarily as a result of an increase of approximately $28,594,000 of excess originations of loans for sale over proceeds from the sale of loans. In 1997, investing activities resulted in a use of cash of $180,573,000 as compared to 1996 in which investing activities resulted in a use of cash of $160,168,000. The primary reason for the increase in the use of cash for investing activities was that the net difference of security purchases over proceeds from sales, maturities and calls of securities, increased from a net use of $11,702,000 in 1996 to a net use of $76,400,000 in 1997 or an increase of $64,698,000. Additionally, as a use of cash for investing activities, approximately $28,929,000 of net cash was paid by United during 1997 to acquire all of the outstanding shares of Patriot. These increases in uses of cash for investing activities were partially offset by a decline in net loan originations of $73,303,000 in 1997 as compared to 1996. Financing activities resulted in a source of cash in 1997 of $148,583,000 primarily due to an increase in deposits of $122,735,000 and an increase in net borrowings from the FHLB of Pittsburgh and other short-term borrowings of $9,804,000 and $40,071,000, respectively. These sources of cash for financing activities were partially offset by payment of $19,831,000 of cash dividends to shareholders and $5,754,000 for the purchase of treasury stock for use in United's employee benefit plans. See the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.

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

United also seeks to maintain a proper relationship between capital and total assets to support growth and sustain earnings. United's average equity to average asset ratio was 11.01% in 1997 and 11.25% in 1996. United's risk-based capital ratio was 13.46% in 1997 and 16.54% in 1996 which are both significantly higher than the minimum regulatory requirements. United's Tier 1 capital and leverage ratios of 12.21% and 9.21%, respectively, at December 31, 1997, are also strong relative to its peers and are well above regulatory minimums to be classified as a "well capitalized" institution. See Note M, Notes to Consolidated Financial Statements.

Commitments

The following table indicates the outstanding loan commitments of United in the categories stated:


                                                  December 31
                                                      1997
                                                  ------------

        Lines of credit authorized, but unused    $455,767,000
        Letters of credit                           36,243,000
                                                  ------------
                                                  $492,010,000
                                                  ============


Past experience has shown that, of the foregoing commitments, approximately 12-15% can reasonably be expected to be funded within a one year period. For more information, see Note J to the Consolidated Financial Statements.

Year 2000 Issue

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of a company's hardware, date-driven automated equipment or computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a recent assessment, United determined that it will be required to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. United currently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on United's operations.

United has initiated formal communications with all of its significant suppliers and customers to determine the extent to which United's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. United's total Year 2000 project costs and estimates to complete include the estimated costs and time associated with the impact of third party Year 2000 Issues based on presently available information. However, there can be no guarantee that the systems and applications of other companies on which United's systems rely

Management's Discussion and Analysis of Financial
Condition and Results of Operations

will be timely converted or that a failure to convert by another company, or a conversion that is incompatible with United's systems and applications, would not have a material adverse effect on United.

United will utilize both internal and external resources to reprogram, or replace, and test the Year 2000 modifications. United anticipates completing the Year 2000 project within one year but not later than December 31, 1998, which is prior to any anticipated impact on United's operating systems. The total cost of the Year 2000 project is estimated at $2.0 million and is being funded through cash flows, which will be expensed as incurred over the next two years. The Year 2000 costs are not expected to have a material adverse effect on United's results of operations or cash flows. To date United has incurred and expensed approximately $100,000 related to the assessment of, and preliminary efforts in connection with, the Year 2000 project and the development of a Year 2000 plan of operation.

The costs of the Year 2000 project and the date on which United believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party vendor modification plans and other factors. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of trained programming personnel, the ability to locate and correct all relevant computer coding, and similar uncertainties.

1996 Compared to 1995

The following Earnings Summary is a broad overview of the financial condition and results of operations and is not intended to replace the more detailed discussion which is presented under the specific headings below.

Earnings Summary

For the year ended December 31, 1996, net income decreased 7.0% to $30,512,000. Net income per share of $1.00 for the year decreased 8.3% from $1.09 in 1995. Dividends per share increased 6.0% from $0.59 in 1995 to a record level of $0.62 per share in 1996. This was the twenty-third consecutive year of dividend increases to shareholders.

During 1996, United recorded approximately $6,845,000 of merger-related and one-time special charges associated with the Eagle merger. These charges included, among other items, severance pay and benefits for displaced Eagle officers and employees, costs to consolidate duplicate facilities, employee training, new product promotions, computer conversions and additional deposit insurance as a result of the Savings Association Insurance Fund ("SAIF") recapitalization legislation.

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

Nonperforming loans were $10,192,000 at December 31, 1996 and $10,990,000 at December 31, 1995, a decrease of 7.3%. The level of nonperforming assets decreased as a result of the charge-off of certain large balance commercial credits. The components of nonperforming loans include nonaccrual loans and loans that are contractually past due 90 days or more as to interest or principal, but have not been placed on nonaccrual. Loans past due 90 days or more increased $1,139,000 or 24.3% during 1996; nonaccrual loans decreased $1,937,000 or 30.8% since year-end 1995. Nonperforming loans represented 0.44% of total assets at the end of 1996, as compared to 0.52% for United's national peer group. At year-end 1996 and 1995, the allowance for loan losses was 1.21% and 1.30% of total loans, net of unearned income. At December 31, 1996 and 1995, the ratio of the allowance for loan losses to nonperforming loans was 218.6% and 205.1%, respectively.

For the years ended December 31, 1996 and 1995, the provision for loan losses was $2,610,000 and $2,320,000, respectively. The increase in the provision for 1996 when compared to 1995 was to conform the allowance for loan losses on Eagle's loan portfolio with United's loan valuation policies and in response to growth in the portfolio.

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

Other Income

Noninterest income decreased $563,000 or 3.8% for 1996 when compared to 1995. Other income consists of all revenues which are not included in interest and fee income related to earning assets. The decrease in noninterest

Management's Discussion and Analysis of Financial
Condition and Results of Operations

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